British Columbia
Alberta
Saskatchewan
Manitoba
Ontario
CE Franklin Branches
Inventory Stocking Points
Managed Customer Warehouses
ALLIANCE • BONNYVILLE • BROOKS • CALGARY • CARLYLE • CE • CHETWYND • COLEVILLE • CONSORT
EDMONTON • EDSON • ESTEVAN • FORT MCMURRAY • FORT NELSON • FORT ST. JOHN • FOX CREEK
LLOYDMINSTER • OXBOW • OYEN • PEACE RIVER • PRINCE GEORGE • PROVOST • RAINBOW LAKE
SLAVE LAKE • STETTLER • STRATHMORE • SWAN HILLS • SWIFT CURRENT • TABER • VIKING • VIRDEN

CONTENTS

2 2006 Highlights 3 Message to Shareholders 8 Commitment to Employees

12 Commitment to Strong Supplier Partnerships 13 Commitment to Customer Service 14 Commitment to Quality

16 Commitment to Safety 18 Commitment to Communities 20 Management’s Discussion and Analysis

38 Management’s Report on Internal Control Over Financial Reporting 39 Management’s Report 40 Auditors’ Report

41 Consolidated Financial Statements 45 Notes to Consolidated Financial Statements 56 Supplemental Information

60 Board of Directors 62 Leadership Team 63 Corporate Information

ANNUAL MEETING OF SHAREHOLDERS

CE Franklin’s 2006 Annual Meeting of Shareholders will be held at the Calgary Petroleum Club in the President’s Room, 319 – 5 Avenue S.W., Calgary, Alberta on Wednesday, May 2, 2007 at 2:30 pm Mountain time. Shareholders and other interested parties are invited to attend.

Forward-looking Statements
The information in this annual report may contain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. All statements, other than statements of historical facts, that address activities, events, outcomes and other matters that CE Franklin plans, expects, intends, assumes, believes, budgets, predicts, forecasts, projects, estimates or anticipates (and other similar expressions) will, should or may occur in the future are forward-looking statements. These forward-looking statements are based on management’s current belief, based on currently available information, as to the outcome and timing of future events. When considering forward-looking statements, you should keep in mind the risk factors and other cautionary statements in the MD&A , including those found under the caption “Risk factors”.

About CE Franklin

For more than half a century, CE Franklin has been a leading supplier of products and services to the energy industry. CE Franklin distributes pipe, valves, flanges, fittings, production equipment, tubular products and other general oilfield supplies to oil and gas producers in Canada. These products are distributed through its 42 branches, which are situated in towns and cities serving particular oil and gas fields of the western Canadian sedimentary basin. In addition, the Company distributes pipe, valves, flanges and fittings to the oilsands, refining, heavy oil and petrochemical industries and non-oilfield related industries such as the forestry and mining industries.

We serve our customers through an extensive network of branches, managed customer warehouses and offsite inventory stocking locations. All are connected by state-of-the-art technology that offers our customers an efficient supply chain management system.

Shares of CE Franklin trade on the Toronto Stock Exchange under the symbol “CFT” and on the American Stock Exchange under the symbol “CFK.” At December 31, 2006, there were 18.2 million common shares of the Company issued and outstanding. Smith International, Inc., the parent company of CE Franklin’s North American partner Wilson Supply, owns approximately 52% of the Company’s outstanding shares.

Commitment to Shareholder Value

2006 HIGHLIGHTS
(in millions of Canadian dollars, except per share amounts)

	2006	2005	2004	2003	2002
Sales	555.2	484.2	339.7	257.9	255.7
EBITDA(1)	40.1	36.0	15.9	7.9	1.7
EBITDA(1) as a % of Sales	7.2%	7.4%	4.7%	3.1%	0.7%
Income (loss) from continuing operations	22.9	18.9	6.1	1.3	(2.0)
Net income (loss)	22.9	18.9	6.1	0.4	(2.5)
Net income (loss) per share - continuing operations
Basic	1.27	1.09	0.36	0.07	(0.12)
Diluted	1.22	1.01	0.35	0.07	(0.12)
Net income (loss) per share
Basic	1.27	1.09	0.36	0.02	(0.15)
Diluted	1.22	1.01	0.35	0.02	(0.15)
Balance Sheet Results
Current assets	187.8	180.0	131.4	100.6	79.0
Total assets	205.4	192.5	145.5	117.6	99.5
Current liabilities	102.1	116.1	90.2	68.4	49.7
Long-term liabilities	0.8	0.4	1.2	1.6	2.6
Shareholders’ equity	102.5	75.9	54.1	47.6	47.2

(1) EBITDA represents net income before interest, taxes, depreciation and amortization.  EBITDA is a supplemental non-GAAP financial measure used by management, as well as industry analysts, to evaluate operations.  Management believes that EBITDA, as presented, represents a useful means of assessing the performance of the Company’s ongoing operating activities, as it reflects the Company’s earnings trends without showing the impact of certain charges.  The Company is also presenting EBITDA, incremental flow through to EBITDA and EBITDA as a percentage of sales because it is used by management as a supplemental measure of profitability. The use of EBITDA by the Company has certain material limitations because it excludes the recurring expenditures of interest, income tax, and amortization expenses.  Interest expense is a necessary component of the Company’s expenses because the Company borrows money to finance its working capital and capital expenditures.  Income tax expense is a necessary component of the Company’s expenses because the Company is required to pay cash income taxes.  Amortization expense is a necessary component of the Company’s expenses because the Company uses property and equipment to generate sales.  Management compensates for these limitations to the use of EBITDA by using EBITDA as only a supplementary measure of profitability.  EBITDA is not used by management as an alternative to net income as an indicator of the Company’s operating performance, as an alternative to any other measure of performance in conformity with generally accepted accounting principles or as an alternative to cash flow from operating activities as a measure of liquidity.  Not all companies calculate EBITDA in the same manner and EBITDA does not have a standardized meaning prescribed by GAAP.  Accordingly, EBITDA, as the term is used herein, is unlikely to be comparable to EBITDA as reported by other entities.

Message to Shareholders

Continued Record Growth in 2006

CE Franklin posted record results in 2006, beating its previous historical best result in both sales and EPS from 2005.

Sales and earnings both improved at a better rate than market activity.  CE Franklin showed disciplined flow-through to the bottom line on its growth, despite significant cost and competitive pressures in western Canada.  Our continued pursuit of operational excellence as well as aggressive sales and marketing are the catalysts for the continued improvement.

Net income rose 21.6% from a year ago to $22.9 million, on a 14.7% gain in sales to $555.2 million. CE Franklin’s increase in sales reflects our pursuit of market share. Net income per fully diluted share was $1.22, up $0.21 from the prior year. Revenue per employee, a key productivity benchmark, was up 3% year-over-year to $1.3 million per employee, reflecting improved efficiencies from the standardization of processes and procedures throughout the organization.

In contrast to our double-digit gains in both sales and per share earnings, the total number of wells completed in western Canada (excluding dry and service wells) was up just 3.4% for the year to 20,926 wells versus 20,238 wells in 2005. The average rig count increased by 6.2% in 2006 to 498 rigs compared to 469 rigs the year before.

We achieved record results in 2006, despite many challenges, which we continue to manage.  Looking ahead, CE Franklin sees many opportunities.  The last five years of hard work have positioned us well to pursue these exciting opportunities and to deliver continued improvement in results.

What were the biggest challenges in 2006?

We experienced significant cost pressures and capacity constraints in 2006.  The whole industry has experienced rapid growth over the last three years and this has led to labour shortages, cost escalations, and significant delays in delivery within the supply chain.  Many of our vendors, with whom we have solid partnerships, were part of our accelerated growth. As a result, they reached capacity constraints, resulting in a considerable lengthening of lead times. The situation forced CE Franklin to invest in more inventory to insulate our customers from supply volatility.

As a publicly listed company on a U.S. exchange (AMEX: CFK), CE Franklin must comply with Section 404 of the Sarbanes-Oxley Act of 2002 (“SOX”) for corporate accountability. Sarbanes-Oxley compliance and certification also led to significant costs as well as time requirements from many CE Franklin personnel. We utilized our own personnel and information technology systems to manage a majority of the SOX certification program. In addition, consulting and audit fees amounted to approximately $1.4 million or $0.05 per share after tax (diluted).

Despite all these pressures, we still were able to achieve incremental flow through on revenue growth to EBITDA of 5.7%. Now that we have achieved our Sarbanes-Oxley certification, our IT resources, in addition to performing the ongoing work required to maintain our SOX certification, can focus more time on expanding our IT capacity for our front-line users and customer-interface, with the goal of improved user-efficiency and customer service.

In 2006, the number of employees increased 11.5% to 427 from 383 a year ago. We delivered aggressive recruitment and retention programs for front-line workers that have a significant impact on customer service. We also continued to invest in developing our staff through management and leadership training programs. We implemented a succession planning program for key positions in the Company. We plan to accelerate these training and development programs to support the Company’s continued growth.

Increased occupancy costs related to new and expanded locations also put pressure on operating margins. We signed a lease agreement relating to the construction of a new Distribution Centre in Edmonton, Alberta, which should be completed in late 2007 or early 2008 to support both our continued long-term growth and our oilsands initiative. Although the shortage of real estate and construction crews in western Canada’s strong economy have presented challenges, we will continue to look at opportunities to expand our footprint with new locations where earnings will be accretive.

What are the greatest opportunities in 2007?

We have built a solid platform for growth over the last five years and remain committed to our long-term growth strategies, despite the possibility of a near-term market correction in 2007.

The oilsands, which currently contributes a small portion of revenue, is an area where we expect to see year-over-year growth that will help offset an expected decline in conventional oil and gas drilling. We are aggressively pursuing new projects and have a dedicated group that is targeting the engineering and procurement companies and the oilsands producers. We are expecting incremental revenue from these projects to generate an estimated $25 million in 2007 and $60 million in 2008.

We are also focused on expanding our markets abroad through partnerships and joint ventures. Our first project in Tripoli, Libya is operational. The showroom is built and inventory arrived in early 2007. CE Franklin provided the human resources to train local Libyan employees in our products, systems and services.

We are well positioned to meet the demand for our products and services from a number of large energy companies that are expected to drill and produce from their properties in Libya over the coming years. Some of these companies are already customers of our partner in this initiative, Wilson Supply, a subsidiary of Smith International, which is a major shareholder of CE Franklin.

We expect our Libyan operations to have a positive impact on earnings in 2008, as the country’s business climate becomes increasingly conducive to new investments. We are also exploring other international markets and remain committed to shareholders that any international diversifications will be implemented while properly managing the risk and being accretive to earnings.

In an effort to diversify our products and service offerings, we are also pursuing potential acquisitions and joint ventures. We are reviewing opportunities that will add to our growth and differentiate us from the competition as a service provider to our customers. Specifically, we are seeking to provide a broader range of services to our customers to assist them in their day-to-day operation of the products we sell. These may provide new revenue streams that will improve our operating margins. The opportunities that we are considering would allow us to participate in the total product life cycle and add value to the products we distribute. We will pursue acquisitions that will have an immediate positive impact on earnings.

What is the short-term and longer-term market outlook?

Industry analysts are currently forecasting activity levels to be lower in 2007 than they were in 2006 and estimates range from a 10%-20% decline.  Decreases in both oil and natural gas prices have led E&P companies to re-evaluate their CAPEX programs.

That said, the western Canadian rig fleet continues to grow.  The fact that investment continues in the development of new rigs indicates that the slowdown in activity levels will most likely be short-term and the long-term fundamentals remain healthy. CE Franklin sees the near-term correction as an opportunity, and we will continue our efforts to outperform the market, while prudently managing expenses to support incremental flow through to the bottom line.

The Company is well positioned to be cash flow positive and remain profitable in a market downturn. As such, we intend to take advantage of opportunities to create value for shareholders in this environment. We will continue to aggressively recruit and retain front-line sales staff and invest in inventory to gain market share and support the Company’s organic growth. With a solid balance sheet comprised of about 22% debt and 78% equity, CE Franklin has the financial flexibility to pursue attractive acquisition opportunities that may present themselves in this environment.

Are there steps in place to improve the share price?

Despite the Company’s record results in 2006, CE Franklin’s share value has seen depreciation this past year. We obviously have no control over the stock price, but we do have control over our performance. We will continue to work on improving our operating and financial results and expect that the share price will reflect that over the long-term.

The oil and gas service sector share price index, in general, backed off sharply from the previous year, but we believe the sector will perform well over the long-term, as global demand for these commodities remains strong.

How does the Company’s performance compare up against the commitments made in the five years since this new management team assumed leadership?

Over the past five years, we have built a solid platform for continued growth:

>>

We committed to return the Company to profitability, and we took the Company from a loss of $0.15 per share in 2002 to a profit of $1.22 per share in 2006.

>>

We committed to regain market share by enhancing our customer service value offering, and we have won numerous customer alliance relationships.

>>

We committed to rebuilding the Company’s operating efficiencies in pursuit of operational excellence, and we have improved our revenue per employee from $795,000 in 2002 to $1.3 million in 2006.

>>

We committed to incremental flow-through on revenue growth to EBITDA of 10%. EBITDA incremental flow-through in 2006 vs. 2002 increased 12.8%.

>>

We committed to outperforming market activity in topline growth, and our 118% growth in sales since 2002 clearly outpaced activity levels.

>>

We committed to actively participating in the communities in which we operate and to date we’ve donated both time and money to community activities in the markets where we operate while continuing to support corporate charities.

We continue to revisit the commitments we made in 2002 to ensure that we are still delivering them. We have also met our latest commitments, which include the following initiatives:

>>

We said in 2005 that we planned to develop an oilsands strategy. That initiative is in place and we expect to produce results in 2007.

>>

We committed to international diversification, and our Libyan venture has been launched.

>>

We intended to improve on the record performance of 2005, and we produced better results in 2006.

How does the Smith ownership and Wilson relationship benefit shareholders?

Smith International owns Wilson Supply, a U.S. based division of Smith International, a leading distributor of oil and gas supplies to energy markets in the U.S. and abroad. Smith is a majority shareholder in CE Franklin, owning approximately 52% of our outstanding shares. CE Franklin committed in 2002 to work with Wilson to leverage opportunity in the market place.  Our alliance with Wilson allows us to share information and best practices in developing a worldwide supply chain for customers. We are leveraging Wilson’s expertise in international markets in the Libya joint venture, and we intend to partner with them in other opportunities in North America and internationally.  CE Franklin also benefits from the expertise of John Kennedy, Wilson’s CEO, and Doug Rock, Chairman and CEO of Smith International, who are members of the CE Franklin Board and have stellar track records in the oil and gas services sector.

Global demand for the products and services we offer is putting supply and cost pressures on the western sedimentary basin in North America. In order to keep our competitive position in the market, it is critical that we continue to maintain our existing relationships and develop new relationships with mill-direct suppliers. The tonnage we sell determines our place in the supply chain. Our partnership with Wilson, together with our continued growth, ensures our continued access to these sources of supply.

What would you like to say to employees?

Our employees are essential to our success. I would like to thank each one of them throughout the organizationÑin operations, sales, materials management, information technology, and corporate supportÑfor their efforts in helping the Company deliver record results. Going forward, it will be even more important that we continue to operate in a culture of continuous improvement in pursuit of operational excellence.

I especially want to thank employees for their commitment to the Company’s Sarbanes-Oxley certification. The extra workload they took on this year to get the project completed will add value to the Company, and we will utilize our ongoing SOX certification requirement as a vehicle to add shareholder value.

I also would like to thank fellow members of our Board of Directors for their expert counsel and foresight in keeping the Company on course with our growth strategy. I extend sincere thanks for their years of valuable service to Mr. S. Douglas Martin and Mr. Gordon R. Schnell, who both retired from the Board. Finally, I am delighted to welcome Mr. Robert McClinton and Mr. Michael J.C. Hogan, who both joined the Board in 2006. They bring many years of experience in acquisitions and international start-ups that will help guide the Company in its future growth.

The CE Franklin team has worked hard over the past five years, and our hard work has positioned the Company for continued growth in the year ahead in whatever environment we find ourselves in. When the market strengthens, we’re ready. If the market weakens, we are ready. With a strong balance sheet and a prudent infrastructure, this is our time to seize the future.

“signed”

Michael S. West

Chairman, President, and Chief Executive Officer

Commitment to Employees

We promise an organization that will listen to the people within it, help them learn, help them create a company where they can do what they do best, be appreciated and enjoy the pride of being on a winning team.

We have worked toward this commitment for more than five yearsÑthis promise will be fulfilled.

We are more organized, focused and ready to fulfill this commitment than CE Franklin has been at any point in its past. In 2007, we are going to listen, lead, support, challenge and give more leadership accountability to our people.  Work is underway to:

>>

Train more people, with new tools, processes, ideas and trainers.

>>

Map out more compelling careers than we have ever done before.

>>

Add valuable tools to help our people create satisfied customers easier, faster, and more effectively.

>>

Listen more closely to employees and respond more decisively.

>>

Continue to appreciate and reward our employees.

>>

Solicit their input and challenge our people to continually improve, especially in a year forecast to have decreased market activity.

The details of how we are implementing these programs are exciting and you will read about them next year in our 2007 annual report. The plans and details, however, absolutely pale in comparison to the commitment our people have, to make CE Franklin a place worth belonging to.

Our people are ready to seize the future.

Our Employees Speak...

To find out how well we are meeting the needs of our people, CE Franklin went directly to its employees. We asked them to share their honest thoughts on a variety of issues, such as corporate culture, training, and what they like most about working for CE Franklin. Their answers are intended to give our stakeholders greater insight into CE Franklin’s unique corporate culture.

ON WHY THEY LIKE WORKING FOR CE FRANKLIN...

>>

There is so much help out there if you need it. CEF has such high operating values that how could one not be happy with the way things are done.  - K.J. Humber, Swan Hills, AB

>>

I am amazed at the number of long-term employees there are with CEF. To me, this speaks volumes about a company and how it treats its employees.  - Kerry No‘l, Edmonton, AB

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CEF upper management actually listens to employees down the line and accepts suggestions on improvements.  - Scott Wilson, Calgary, AB

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Before I started with CEF, I didn’t think I could find an employer with such an open, positive, and friendly attitude in Calgary’s downtown core.  - Petr Stika, Calgary, AB

>>

I am impressed with how the Company handles every situation an employee has, with compassion and understanding. When a company is willing to believe in me and help me out, I am more than willing to do my best for that company.  - Kandyce Hirsch, Estevan, SK

>>

Employees are often involved in decisions that will affect them.  - Gary Warchola, Edmonton, AB

>>

About five years ago my daughter Charity had an idea to run the “Carlyle Drive for a Cure” charity golf tournament to raise money for breast cancer research. CE Franklin has been a corporate sponsor of this event since.   Orval Brown, Carlyle, SK

>>

At CEF we all seem like one big happy family.   - Wayne Wheeler, Fort Nelson, BC

ON TRAINING PROGRAMS...

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I completed H2S to gain access to local gas plants, and it was a huge eye-opener on what our customers face in the field every day.  - Mike Krawetz, Grande Cache, AB

>>

I submitted myself to the 360 Assessment.  The program allowed me to get feedback from my  peers and work hard to further develop my strengths. It also provided assistance on turning weaknesses into strengths.  - Blake Pedersen, Redcliff, AB

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These training courses have allowed me to feel better prepared in talking to customers about their specific job requirements.  - Jason Lajeunesse, Sarnia, ON

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The Communication Workshop last year was very enlightening. Everyone seems to be more aware of their words and the impact they might have.  - Josie Gaudet, Calgary, AB

ON IMPROVEMENTS THAT TOOK PLACE IN 2006...

>>

Working agreements have enabled people to feel like they are part of the bigger picture. They know that their input and influence is valued and needed. They also know that management truly cares about their individual happiness and growth.  - David T Bentley, Grande Prairie, AB

>>

An increased focus on safety and environment at our branch has demonstrated that our corporation cares about its employees and their well-being.   - Rick Dyck, Lloydminster, AB

ON CE FRANKLIN’S CORPORATE CULTURE...

>>

...market leading, always striving to improve, never resting on our laurels, and holding each employee accountable for the improvement of the Company.  Management is never afraid to send an e-mail or call or stop in a branch and give thanks and credit for jobs well done.
-  Troy Armstrong, Brooks, AB

>>

Our corporate ethics and clear leadership direction and information via Townhall meetings are appreciated by everyone.  - John Law ASR, Fort McMurray, AB

>>

No offense Mike West, but we’ve never seen you lift a valve, pump or even a flange.  But thanks for acknowledging those of us that do it daily.  - Mike Krawetz , Grande Cache, AB

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“Shared Success” is no longer just a statement. It is used daily in communication, and our people understand its importance to our stakeholders, employees, vendors, and customers.  - Orval Brown, Carlyle, SK

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CEF has become more oriented towards keeping employees around and insuring a positive growth for the Company overall. A strong foundation built on great employees will only keep this Company going forward.  - Kerry No‘l, Edmonton, AB

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... a leadership team focused on corporate culture has made us a stronger, more focused company. The sales numbers & employee turnover rate speak for themselves.  - Mark Day, Calgary, AB

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A transformational culture was developed when Mike West revised and implemented our core values and mission statement, and then we as an organization demonstrated to the market that these changes were embraced at all levels.  - Rick Dyck, Lloydminster, AB

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...management wants employees to strive to make CEF not only a profitable, well run company, but also to provide our customers with good pricing and service where they feel they are getting their best value.  - Scott Wilson, Calgary, AB

>>

Being part of the team is a big part of being here.  - Gregg Holden, Stettler, AB

Commitment to Strong Supplier Partnerships

Strong and dynamic partnerships with our major suppliers are key to our success and to the success of our customers.  We have worked with many of our core suppliers for decades and we are continually strengthening our partnerships with them.  Our experienced Procurement and Materials Management Team manages supplier relationships.

Quality products and efficient supply chain management are an integral part of our value offering.  We demonstrate our commitment to quality by measuring our suppliers’ performance through the Vendor section of our Performance Management System.  We hold our suppliers to the same standards that our customers apply to us, including quality product, on-time delivery, order accuracy, responsiveness and cost-competitiveness.

One of our ongoing challenges is to balance quality and reliability with cost-competitiveness.  We continue to work with all of our core suppliers to reduce costs through more efficient business practices, without sacrificing quality or reliability.

We continue to pursue overseas sourcing and direct-to-manufacturer business to support our “four pillars of growth” strategy.  In 2006, we shifted a significant component of our valve procurement to a manufacturer-direct model, specifically to enhance our ability to supply products to the oilsands.   Lead times for manufacturer and mill direct business are presently in the four to six month range.  These long lead times require disciplined forecasting and procurement practices in order to maintain customer service and inventory turns.

We also continue to consolidate purchases with the least number of suppliers in an effort to increase standardization of our product lines.  Standardization allows us to improve our asset velocity and to gain the best possible costs for our customers through greater volumes of procurement with core suppliers.

Customer service is paramount in our business.  The primary customer service metric for our Materials Management team is the fill rate from our Distribution Centre to our branches.  During the last three quarters of 2006, we achieved our target of a 94% fill rate on branch orders.  The higher our Distribution Centre fill rate to our branches, the less pressure on our front line workers to source material to get our fill rate to our customers up close to 99%. Our increase in overall inventory levels, along with product standardization and improved communication practices with our operations groups, enabled us to achieve this goal.

Another challenge for our business is to balance customer service with efficient and effective asset management.  While we increased overall inventory levels in 2006 to support our customers’ needs, we continued to focus on reducing the level of non-moving inventory, which has declined substantially over the past five years.

Through ongoing dialogue with both our core customers and suppliers, we believe that we are focused on all of the most important attributes of effective supply chain management.  We are committed to continual improvement in all of our measures.

Commitment to Customer Service

Our service commitment to our customers continues to drive our success.  Customer service is the core of our business culture.  We have built our business through our people, our systems, and our processes, keeping a single-minded focus on providing a superior customer service experience.  We have maintained this focus by empowering our people and supporting them through training, improving processes, measuring results, and committing to “Shared Success”.

We continue to listen to our customers through our internally developed Performance Management Site.This online management tool allows us to enter and track customer issues, identify root causes, and ensure resolution.

We also have implemented sales and account management tools that track frequency of contacts. These tools help ensure that we are coordinating activity through our integrated sales structure and allow us to capitalize on opportunities that are identified.

In addition, we have established focus groups with key customers to review our actions and activities. The focus groups allow us to benchmark our internal and external measurements and define courses of action for service improvement.

Our hub and spoke distribution model is a key differentiator in the quality of service we provide.  We have commenced construction of a new distribution centre and pipe yard to improve our ability to create value from this service model.

The forecasted slowdown within our industry in 2007 should provide an opportunity to fine-tune our customer service focus. We will continue to support our people and manage our processes and position ourselves to capture Increased market share through superior service performance.

Commitment to Quality

Quality and customer service are key components of our total value offering and the foundation of the Company’s Mission Statement and Operating Values.  We are looking to the future and working hard to continue to generate value through continuous improvement in quality and customer service.

CE Franklin maintains a quality management system built to the ISO 9001:2000 standard.  By meeting this standard, we have been able to improve quality, customer service, and efficiency within the organization. All CE Franklin locations adhere to the ISO 9001:2000 standard and our Edmonton Distribution Centre, the Calgary branch and the Fort McMurray branch are certified to this standard.

By utilizing the eight quality management principles of the ISO standard, we have created a systematic approach that is holistic and brings visibility to quality at all levels of the organization.  The program encompasses all stages of our supply chain, from vendor selection and purchasing to storage, packaging, handling and delivery, as well as inspection, quarantine and management of any additional customer requirements or requests.  We are confident that these practices support CE Franklin’s high level of reliability and customer service and create value for all stakeholders.

The Company’s Performance Management Site plays an integral role in the quality management system and provides a structure for feedback on the outcomes of processes.  The feedback recorded on the site comes from customers, employees and vendors and is analyzed to detect and correct deficiencies as well as to ensure that improvements at one location are leveraged throughout the organization.

All levels of the organization are actively involved in the continuous improvement effort.  Front-line employees utilize the Performance Management Site and are engaged in identifying opportunities for improvement and establishing solutions.  The Senior Leadership Team reviews information from the Performance Management Site on a weekly basis and provides support and resources to empower our front-line employees in this process.  CE Franklin’s front-line employees are committed to exceeding the expectations of our stakeholders and are taking the initiative to make this happen.

CE Franklin is taking a proactive approach to continuous improvement.  By placing ownership of processes with front-line employees, our people have the ability to identify and act on opportunities for improvement as they arise.

CE Franklin believes that ensuring consistency

and improvement in all our processes will create value

for all of our stakeholders.

Commitment to Safety

CE Franklin’s Safety and Environmental Management Program is designed to protect our people, our partners, our communities, and the environment. All levels of the organization are aware of our commitment and the importance of their individual contributions.  Our people are responsible and accountable for their safety performance.

To support our commitment to safety, CE Franklin has adopted the comprehensive safety management system IRP-9, developed by the petroleum industry.  We are also an accredited member of the Partners in Injury Reduction, a collaborative initiative with the Workers’ Compensation Board. Our Alberta branch offices have obtained a Certificate of Recognition from the Partners in Injury Reduction.

CE Franklin is proud to participate in the industry’s annual Safety Stand Down Week.  During the week, our Senior Leadership Team visit branches to engage in conversations about Safety.  These face-to-face conversations about safety provide valuable feedback from the people who make the program work and help to reinforce the Company’s commitment to create a safer workplace.

Front-line employees actively participate in the Company’s Health and Safety Program.  Employees receive safety training relevant to their positions and participate in regular safety meetings at each location.  These meetings are an opportunity to discuss safety or environment-related information as well as to identify hazards and opportunities for improvement.  Each branch location also participates in an annual safety inspection to identify opportunities to enhance our program and improve results.

Safety information is provided to employees to ensure they understand their responsibilities and are engaged in the safety program.  All employees have access to the Safety Site on the Company intranet.  The Safety Site serves as a resource by providing information and training materials about the safety program, and serving as a forum for feedback and reporting of activities. Information is also sent to employees via the Quarterly Safety Newsletter.  The newsletter includes information on relevant safety issues, safety quizzes to support previous safety training, and the Company’s safety information.  For more timely information, bulletins and memos are sent out to alert employees to potential hazards or inform them of any changes in regulatory or Company requirements as they occur.

CE Franklin is increasing safety awareness by providing support to Safety Representatives in the branch locations. In 2006, we worked to complete a Safety Representative Manual and initiated a monthly e-mail to communicate safety issues.  As well, a series of safety-related topics were developed to assist the Safety Representatives in providing value in the regularly scheduled branch safety meetings. In 2007, we will be delivering a training program to Safety Representatives in each branch.

Along with front-line employees, members of our Senior Leadership Team are active participants in the Corporate Safety Steering Committee.  The Committee meets monthly to review the Company’s safety and environmental information and works with employees to offer support and resources that will provide a safe working environment.  The Committee reports quarterly to the Board of Directors in a review of CE Franklin’s safety performance.

The total reported injury rate in 2006 was reduced by over 30% from 2005.  Increased awareness of safety hazards and improved communication with safety representatives in our branch locations contributed to this effort.  Our people are working together to continue to create a safer workplace at CE Franklin.

Commitment to Communities

CE Franklin encourages and supports the involvement of its  employees in their communities.  Through donations and contributions of time and ideas, we invest in many organizations in each community that we operate.  We get involved to help improve the communities in which our employees work and raise their families, and we are dedicated to the welfare of these communities.

CE Franklin touches the lives of many people across our country. Community commitment is woven into our Company and is shown through the contributions we have madeÑand will continue to make. The many causes we support include the Alberta Children’s Hospital, Alberta Lung Association, Alberta Mentor Foundation, Canadian Cancer Society, CNIB Visions, Cross Cancer Institute, Hospice Society, Juvenile Diabetes Research, Motive Action Training Foundation, MS Society of Canada, Starlight Starbright Children’s Foundation, United Way, and the Women in Need Society.

Charities such as the Starlight Starbright Children’s Foundation, where we sponsored six wishes in 2006, help us make a difference.  By helping sick children fulfill their wishes, we are dedicated to brightening the lives of these children and their families.  Some of the heartfelt thanks received from these children and their families are clearly expressed in the letters below.

It is great to see how many people volentear for starlight and one day when I'm old anuf I will volentear for Starlight.

Dear Starlight foundation Thank you sooo much for everything especially the trip to walt Disney world. It was wonderful. I will never forget that time. Me, Mom, Dad, and Chris

... much for everyth...

Star Light
Thank you for
all the things you
have done for me and
my family. We are
all looking forward
to going to Me d-
ieval Times. We ar-
e also looking forw
ard to our trip to
Florida. You made
my life more ex
citing !

JUVENILE DIABETES RESEARCH
MOTIVE ACTION TRAINING FOUNDATION
MS SOCIETY OF CANADA
UNITED WAY
WOMEN IN NEWS SOCIETY

Management’s Discussion and Analysis

As at January 30, 2007

The following Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) is provided to assist readers in understanding CE Franklin’s financial performance during the periods presented and significant trends that may impact future performance of CE Franklin.This discussion should be read in conjunction with the consolidated financial statements of CE Franklin and the related notes thereto.

The selected financial data presented below is presented in Canadian dollars and in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). For a discussion of the principle differences between CE Franklin’s financial results as calculated under U.S. GAAP, see note 20 to the consolidated financial statements of CE Franklin.

Forward-Looking Statements

The information in this MD&A, may contain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. All statements, other than statements of historical facts, that address activities, events, outcomes and other matters that CE Franklin plans, expects, intends, assumes, believes, budgets, predicts, forecasts, projects, estimates or anticipates (and other similar expressions) will, should or may occur in the future are forward-looking statements.These forward-looking statements are based on management’s current belief, based on currently available information, as to the outcome and timing of future events. When considering forward-looking statements, you should keep in mind the risk factors and other cautionary statements in this MD&A, including those found under the caption “Risk factors”.

Forward-looking statements appear in a number of places and include statements with respect to, among other things:

>> the forecasted activity levels into 2007;
>> planned capital expenditures and working capital and availability of capital resources to fund capital expenditures and working capital;
>> the Company’s future financial condition or results of operations and future revenues and expenses; >> the Company’s future gross profit and net profit margins;
>> the Company’s business strategy and other plans and objectives for future operations;
>> fluctuations in worldwide prices and demand for oil and gas;
>> fluctuations in levels of gas and oil exploration and development activities; and >> fluctuations in the demand for the Company’s products and services.

We caution you that these forward-looking statements are subject to risks and uncertainties, many of which are beyond CE Franklin’s control.These risks include, but are not limited to, economic conditions, seasonality of drilling activity, commodity price volatility for oil and gas, currency fluctuations, inflation, regulatory changes and the other risks described under the caption “Risk factors”.

Should one or more of the risks or uncertainties described above or elsewhere in this MD&A occur, or should underlying assumptions prove incorrect, the Company’s actual results and plans could differ materially from those expressed in any forward-looking statements.

All forward-looking statements expressed or implied, included in this MD&A and attributable to CE Franklin are qualified in their entirety by this cautionary statement. This cautionary statement should also be considered in connection with any subsequent written or oral forward-looking statements that CE Franklin or persons acting on its behalf might issue.CE Franklin does not undertake any obligation to update any forward-looking statements to reflect events or circumstances after the date of filing this MD&A with the Securities and Exchange Commission, except as required by law.

OVERVIEW

CE Franklin distributes pipe, valves, flanges, fittings, production equipment, tubular products and other general oilfield supplies to producers of oil and gas in Canada through its 42 branches which are situated in towns and cities that serve particular oil and gas fields of the western Canadian sedimentary basin. In addition, the Company distributes pipe, valves, flanges and fittings to the oilsands, refining, heavy oil and petrochemical industries and non-oilfield related industries such as the forestry and mining industries.

The Company’s 42 branches each warehouse an inventory of products to meet the day to day needs of customers. Other inventory, such as pipe or tubular products, may be sourced from various stocking points located throughout the western Canadian sedimentary basin and shipped direct to the customers’ location. The branches also have access to a sales force located at the Company’s headquarters in Calgary, Alberta that provides product expertise and logistics to get the product to the customer.

The primary driver of the Company’s profitability is the level of oil and gas exploration and production activity, particularly in the western Canadian sedimentary basin. The price of oil and gas, well completions and rig counts are common indicators of activity levels in the energy industry. Other drivers of profitability include activity levels within specific regions, the mix of products sold and customer mix.

Activity levels within specific regions will fluctuate due to various factors including the mix of oil and gas activity within the region and oil and gas producers entering or leaving the region. The Company responds to these fluctuations by opening or closing branch locations in order to service it’s customers needs and ensure there is coverage in areas of higher activity.

The mix of products sold and the customer mix will affect profitability. Profit margins will vary for different products and the method of sale. Walk-in business at the branches will generate higher profit margins compared to bids, which are typically larger orders where the Company can take advantage of volume discounts and longer lead times. Customer contracts can affect profit margin where different customers receive different pricing structures based on factors such as size, service requirements and complexity.

SALES

The Company’s sales are dependent upon the level of oil and gas exploration and production activity in the western Canadian sedimentary basin, including the oilsands.  This activity is cyclical and is primarily influenced by worldwide energy prices, but may also be affected by expectations related to the worldwide supply of and demand for oil and natural gas, finding and development costs, economic and political events and uncertainties and environmental concerns.  The Company mitigates the cyclical nature of its business by adjusting its variable and fixed (primarily salaries and benefits) selling, general and administrative costs (“SG&A”) as activity levels change.

The Company generates sales principally from the distribution of pipe, valves, flanges, fittings, production equipment, tubular products and other general oilfield supplies to producers of oil and gas in the western Canadian sedimentary basin.  The Company’s sales for the year ended December 31, 2006 were $555.2 million, compared to $484.2 million for the year ended December 31, 2005 and $339.7 million for the year ended December 31, 2004.

The price of oil and gas as at December 31, 2006 were U.S. $61.05 per bbl (West Texas Intermediate) and Cdn. $6.00 per gj (AECO spot) respectively, and the average price of oil and average price of gas for the year ended December 31, 2006 were U.S. $66.05 per bbl and Cdn $6.55 per gj respectively.  This compares to U.S. $61.04 per bbl for oil and Cdn. $9.01 per gj for gas as at December 31, 2005, and to an average of U.S. $56.57 per bbl for oil and an average of Cdn. $8.31 per gj for gas for the year ended December 31, 2005.  As at December 31, 2004 the price of oil and the price of gas were U.S. $43.45 per bbl and Cdn $5.90 per gj respectively, and the average price of oil and the average price for gas for the year ended December 31, 2004 were U.S. $41.37 per bbl and Cdn. $6.22 per gj respectively.  The strong commodity prices resulted in Canadian oil and gas producers having increased cash flow and, therefore, being able to increase capital spending on exploration and production activities.

The Company uses oil and gas well completions and average rig counts as industry activity measures.  Oil and gas well completions require the products sold by the Company and therefore are a good general indicator of market activity.  Average rig counts provide a general indication of energy industry activity levels.

For the year ended December 31, 2006 the total number of wells completed (excluding dry and service wells) in western Canada increased 3.4% to 20,926 wells compared to 20,238 wells for the year ended December 31, 2005.  For the year ended December 31, 2005, the total number of wells completed (excluding dry and service wells) in western Canada increased 0.6% to 20,238 wells, compared to 20,118 wells for the year ended December 31, 2004.

The average rig count for the year ended December 31, 2006 increased 6.2% to 498 average rigs as compared to 469 average rigs for the year ended December 31, 2005.  The average rig count for the year ended December 31, 2005 was 469 average rigs compared to 371 average rigs for the year ended December 31, 2004.

The Company’s sales are also affected by weather conditions.  Many exploration and production areas in the northern portion of the western Canadian sedimentary basin are accessible only in the winter months when the ground is frozen.  As warm weather returns in the spring (April/May of each year), the ground thaws, rendering many secondary roads incapable of supporting the weight of the heavy equipment necessary for exploration and production activities in that region until they have dried out.  As a result, the first and fourth quarters typically represent the busiest time and highest sales activity for the Company.  Sales levels drop dramatically during the second quarter until such time as the roads have dried and road bans have been lifted.  This typically results in a significant reduction in earnings during the second quarter as the Company does not reduce its SG&A expenses during the second quarter to offset the reduction in sales.

The Company distributes its products through 42 branches and inventory stocking points, which are situated in the towns and cities that serve particular oil and gas fields of the western Canadian sedimentary basin.  The Company will, from time to time, open or close branches to meet customer requirements and fluctuating market conditions, which will impact the Company’s sales.  The Company also has a 100,000 square-foot centralized distribution centre located in Edmonton, Alberta.  The distribution centre is strategically located within reasonable proximity to a majority of vendors and acts as the hub for its operations.

The Company’s sales, which are almost entirely comprised of product sales, are generally subject to arrangements which specify price and general terms and conditions.  The Company recognizes product sales when title and the related risk of loss transfers to customers. Several customers have looked to the Company for its expertise in materials management and other service support. Through these alliances, the Company manages approximately 50 warehouses for its customers.  CE Franklin consigns inventory to these customer warehouses and recognizes sales when the customer uses the products stored at these warehouses.  The sales and profits from customer warehouses are insignificant from a financial perspective as compared to total sales and profitability.  The trend is for the Company’s customers to focus on their core competencies and outsource non-core supply chain areas to the Company.

The Company’s sales depend to a large extent on the Company’s strong relationships with its customers.  To ensure coordination and close contact with all of the Company’s major customers, a sales group working out of Calgary, Alberta (where many of the head offices of the Company’s customers are located) act as account managers with specific individual responsibilities for managing the Company’s business and alliance relationships with its customers.  In addition, the Company has regional area sales representatives that coordinate sales and activities in the field.

CE Franklin has two vendors with which it does significant business. If either of those relationships were terminated it could have a material effect on the Company’s sales, business and financial condition. The Company believes that it has historically had, and continues to have, a good relationship with these two suppliers, and alternate sources of supply are available for the products purchased from the suppliers.

EXPENSES

The Company’s expenses are comprised of cost of sales, selling, general and administrative expenses, amortization expense, interest expense relating to the Company’s demand bank operating loan and obligations under capital leases, and other income and expenses.  Each of the items is discussed below in detail.

Cost of Sales

Cost of sales is comprised of the average cost of products purchased from various manufacturers and sold to the Company’s customers, net of vendor rebates from suppliers, freight expense and inventory obsolescence and shrink expenses.  The Company’s 42 branches, and distribution centre stock 25,000 regularly-stocked Stock Keeping Units (“SKU’s”) of product/inventory for its customers.  In addition, the Company will purchase and resell non-regularly stocked products as required by its customers.  These products are purchased from various manufacturers at prices reflecting the volume of product purchased from the manufacturers.  Inventories are valued at the lower of average cost or net realizable value.

Selling, General and Administrative Expenses

SG&A is comprised of certain fixed expenses such as employee salaries and benefits, sales and marketing costs, occupancy and warehouse costs, office and vehicle costs, as well as certain variable expenses such as agent’s commissions, which are paid to branch agents based on a percentage of gross profit dollars earned by the branch agent, and performance pay incentives to employees.

For the year-ended December 31, 2006, fixed expenses were approximately 73% of total SG&A (2005 – 68%; 2004 – 75%).

In 2006, SG&A expenses included costs associated with the Company’s SOX404 certification (outside consulting and audit fees).  SOX404 certification cost the Company approximately $1.4 million or $0.05 per share, diluted after tax, in 2006.

Amortization

Amortization expense relates to the Company’s investment in property and equipment, which is recorded at cost, less related accumulated amortization.  The Company’s property and equipment is comprised of investments in its enterprise and electronic commerce systems, building and leasehold improvements, equipment and machinery and furniture and office equipment relating to its 42 branch locations, its centralized distribution facility, and its corporate head office.

Property and equipment increased 56.8% to $5.5 million as at December 31, 2006.  This increase reflects capital expenditures of $3.6 million and $1.2 million in additions to rental equipment assets. The additions were offset by amortization expense of $2.8 million.

Interest

Interest expense is comprised of interest on the Company’s demand bank operating facility, and interest expense related to obligations under capital leases. The Company finances its working capital requirements, accounts receivable, inventory, bank overdraft, accounts payable and accrued liabilities with its bank operating loan. The Company will fund capital expenditures from cash flow from operating activities and capital leases where available.

Other Expenses (Income)

Other expenses include foreign exchange gains or losses relating to the purchase of inventory from U.S. and international suppliers, and gains or losses on the sale of property and equipment.

CRITICAL ACCOUNTING ESTIMATES

The preparation of the consolidated financial statements requires the Company to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities.  The Company evaluates its estimates on an ongoing basis, based on historical experience and other assumptions that are believed to be reasonable under the circumstances.  Actual results may differ from these estimates under different assumptions and conditions.

The Company believes the following describes the significant judgments and estimates used in the preparation of its consolidated financial statements.

Accounts Receivable and SG&A Expenses

The Company extends credit to customers and other parties in the normal course of business. Management regularly reviews outstanding accounts receivable and provides for estimated losses through an allowance for doubtful accounts. In evaluating the level of the established allowance, management makes judgments regarding the parties’ ability to make required payments, economic events and other factors.  As the financial condition of these parties change, circumstances develop or additional information becomes available, adjustments to the allowance for doubtful accounts may be required.  These adjustments, if required, would result in a decrease in accounts receivable and an increase in bad debt expense included under SG&A.  The effect on the overall performance of the Company would be dependent on the size of the customer in relation to the Company’s sales.  For the three years ended December 31, 2006, 2005 and 2004, the Company’s bad debt expense has been $713,000, $459,000 and $244,000 respectively.

Carrying Value of Inventory and Cost of Sales

The Company has made significant investments in inventory to service its customers.  On a routine basis, the Company uses judgments in determining the level of write-downs required to record inventory at the lower of average cost or market. Management’s estimates are primarily influenced by technological innovations, market activity levels and the physical condition of products.  Changes in these or other factors may result in a write-down in the carrying value of inventory that would result in an increase in cost of sales and a reduction in inventories.  For the three years ended December 31, 2006, 2005 and 2004 inventory write-downs included in cost of sales were $312,000, $280,000 and $1.5 million respectively.  Inventory write-downs declined dramatically in 2005 and 2006 due to the Company focusing on the sale of its core products.

Future Tax Assets and Liabilities

Future tax assets and liabilities are recognized for differences between the book value and tax value of the net assets of the Company. In providing for future taxes, management considers current tax regulations, estimates of future taxable income and available tax planning strategies. If tax regulations, operating results or the ability to implement tax planning strategies vary, adjustments to the carrying value of future tax assets and liabilities may be required. See note 8 to the consolidated financial statements for the significant components of the future income tax assets and liabilities, and a reconciliation of the Company’s income tax provision.

Stock-based Compensation

As of January 1, 2003, the Company adopted prospectively the fair value based method of accounting for stock options, which means that the amount expensed in each period for common share options granted to employees, officers and directors is the fair value of the options, calculated using the Black-Scholes options-pricing model and net of options forfeited in the period, amortized over the vesting period of the options.  Compensation expense of $529,000 was recorded in 2006, $552,000 in 2005 and $256,000 was recorded in 2004.  See note 9 b) to the consolidated financial statements for a description of the effect on the financial statements if the fair value method had been adopted for options awarded prior to January 1, 2003.

Effective May 2, 2006, the Company adopted the Performance Share Unit ("PSU") and Deferred Share Unit ("DSU") plans approved by shareholders on that date.  Under these plans, PSU's and DSU's are granted which entitle the participant, at the Company's option, to receive either a common share or cash equivalent in exchange for a vested unit.  The vesting period for PSU's is one third per year over the three year period from the grant date.  DSU's vest on the date of grant.  Compensation expense related to the units granted is recognized over the vesting period based on the fair value of the units at the date of the grant and is recorded to compensation expense and contributed surplus.  The contributed surplus balance is reduced as the vested units are settled. A total of 132,816 PSU's and DSU's were granted in 2006 and the compensation expense recorded for the year ended December 31, 2006 was $1,703,000 (2005 - nil).

Goodwill

The Company acquired certain operations during the past decade, which has resulted in the recording of a material amount of goodwill on the balance sheet.  In accordance with Canadian GAAP, the Company is required to perform an annual goodwill impairment evaluation, which is largely influenced by future cash flow projections, earnings and cash flow multiples.  Estimating future cash flows of the Company’s operations, earnings and cash flow multiples requires management to make judgments about future operating results and working capital requirements.  The majority of the Company’s goodwill is the result of the combination by reverse takeover of Franklin Supply and Continental Emsco Company Limited on November 3, 1995.

OPERATING RESULTS

The following table summarizes CE Franklin’s results of operations.

(in thousands of Cdn. dollars except per share data)
For the years ended December 31	2006	2005	2004

Statements of Operations
Sales	$555,227	$484,245	$339,742
Gross Profit	103,494	91,314	60,243
Gross Profit - %	0.2%	0.2%	0.2%

Other expenses (income)
Selling, general and administrative expenses	63,287	55,303	44,299
Amortization	2,819	4,393	4,328
Interest	2,661	1,945	1,455
Other	130	8	16
	68,897	61,649	50,098

Income before income taxes	34,597	29,665	10,145
Income tax expense	11,658	10,801	4,003
Income from continuing operations	22,939	18,864	6,142
Loss from discontinued operations	-	-	(27)
Net income	$22,939	$18,864	$6,115

EBITDA (1)	40,077	36,003	15,928
EBITDA as a % of sales	0.1%	0.1%	0.0%
Net income per share
Basic	$1.27	$1.09	$0.36
Diluted	$1.22	$1.01	$0.35

(1) EBITDA represents net income before interest, taxes, depreciation and amortization.  EBITDA is a supplemental non-GAAP financial measure used by management, as well as industry analysts, to evaluate operations.  Management believes that EBITDA, as presented, represents a useful means of assessing the performance of the Company’s ongoing operating activities, as it reflects the Company’s earnings trends without showing the impact of certain charges.  The Company is also presenting EBITDA, incremental flow through to EBITDA and EBITDA as a percentage of sales because it is used by management as a supplemental measure of profitability. The use of EBITDA by the Company has certain material limitations because it excludes the recurring expenditures of interest, income tax, and amortization expenses.  Interest expense is a necessary component of the Company’s expenses because the Company borrows money to finance its working capital and capital expenditures.  Income tax expense is a necessary component of the Company’s expenses because the Company is required to pay cash income taxes.  Amortization expense is a necessary component of the Company’s expenses because the Company uses property and equipment to generate sales.  Management compensates for these limitations to the use of EBITDA by using EBITDA as only a supplementary measure of profitability.  EBITDA is not used by management as an alternative to net income as an indicator of the Company’s operating performance, as an alternative to any other measure of performance in conformity with generally accepted accounting principles or as an alternative to cash flow from operating activities as a measure of liquidity.  Not all companies calculate EBITDA in the same manner and EBITDA does not have a standardized meaning prescribed by GAAP.  Accordingly, EBITDA, as the term is used herein, is unlikely to be comparable to EBITDA as reported by other entities.

The following is a reconciliation of income from continuing operations to EBITDA:

(in thousands of Cdn. dollars)
For the years ended December 31	2006	2005	2004
Income from continuing operations	$22,939	$18,864	$6,142
Interest expense	2,661	1,945	1,455
Income tax expense	11,658	10,801	4,003
Amortization	2,819	4,393	4,328
EBITDA	$40,077	$36,003	$15,928

Year Ended December 31, 2006 Compared to Year Ended December 31, 2005

Sales

Sales for the year ended December 31, 2006 increased 14.7% or $71.0 million to $555.2 million from $484.2 million for the year ended December 31, 2005.  The sales increase was due to strong commodity prices during the first half of 2006, which resulted in improved industry economics. Activity levels declined in the third and fourth quarters resulting in the overall sales increase of 14.7% for the year.

Gross Profit

Gross profit increased 13.3% to $103.5 million for the year ended December 31, 2006 from $91.3 million for the year ended December 31, 2005.  Gross profit margins decreased to 18.6% for the year ended December 31, 2006 from 18.9% for the year ended December 31, 2005.

The overall reduction in gross profit margins for the year ended December 31, 2006 is a result of increased freight costs partially offset by margin initiatives which include offshore procurement, standardization of certain product lines and a more disciplined procurement practice.

Selling, General and Administrative Costs

SG&A costs increased $8.0 million or 14.4% to $63.3 million for the year ended December 31, 2006 from $55.3 million for the year ended December 31, 2005.  The increase in SG&A for the year ended December 31, 2006 related mainly to salaries and related costs for new employees hired to support the increase in sales, occupancy costs related to new and expanded locations to support the increase in sales and costs related to compliance with the Sarbanes-Oxley Act of 2002 (“SOX”).

The total number of employees increased 11.5% to 427 employees as at December 31, 2006 compared to 383 employees as at December 31, 2005.  Average revenue per employee for the year ended December 31, 2006 increased 3.1% as compared to the previous year. Maintaining an average revenue per employee reflects standardization of processes and procedures, whereby all internal processes are performed consistently throughout the Company’s operations resulting in process improvement efficiencies.

In 2006, SG&A expenses included costs associated with the Company’s SOX404 certification (outside consulting and audit fees) of approximately $1.4 million or $0.05 per share after tax (diluted).

EBITDA

EBITDA for the year ended December 31, 2006 increased $4.1 million or 11.3% to $40.1 million compared to $36.0 million for the year ended December 31, 2005.  The $71.0 million increase in sales resulted in a 5.7% incremental flow through to EBITDA.  EBITDA as a percentage of sales was 7.2% for the year ended December 31, 2006 versus 7.4% for the year ended December 31, 2005.

EBITDA is a supplemental non-GAAP financial measure used by management, as well as industry analysts, to evaluate operations. For a reconciliation of net income to EBITDA, please see page 19.

Income Before Income Taxes

Income before income taxes improved $4.9 million to $34.6 million for the year ended December 31, 2006 compared to $29.7 million for the year ended December 31, 2005.  The improvement is a result of the $12.2 million increase in gross profit offset by the $8.0 million increase in SG&A and a decrease of $736,000 in other costs. Other costs include amortization, interest expense and foreign exchange. The $71.0 million increase in sales for the year ended December 31, 2006 resulted in a 6.9% incremental flow through to income before income taxes.

Income Taxes

The Company’s effective tax rate for the year ended December 31, 2006 was 33.7%, as compared to an effective tax rate of 36.4% for the year ended December 31, 2005.  The Company’s combined federal and provincial statutory tax rate for the period ended December 31, 2006 was 33.1%, compared to 34.4% for the period ended December 31, 2005. The reduction in the effective tax rate for the year is due to a reduction to statutory tax rates and from changes in non-deductible items. See note 8 to the consolidated financial statements for a detailed reconciliation of the effective tax rate.

Loss from Discontinued Operations

On March 31, 2004, the Company sold its 50% interest in its small horsepower compression operations for cash proceeds of $961,000. No gain or loss on disposition resulted from this transaction.

Loss from discontinued operations for the year ended December 31, 2004 was $27,000.

Net Income

Net Income increased 21.6% to $22.9 million or $1.22 per share (diluted) for the year ended December 31, 2006 as compared to $18.9 million or $1.01 per share (diluted) for the year ended December 31, 2005.

Year Ended December 31, 2005 Compared to Year Ended December 31, 2004

Sales

Sales for the year ended December 31, 2005 increased 42.5% or $144.5 million to $484.2 million from $339.7 million for the year ended December 31, 2004.  The sales increase was due to strong commodity prices, which resulted in improved industry economics, coupled with an increase in market share from sales to new customers and increased sales to existing customers.  Sales also increased due to increasing supplier prices reflecting an increase in energy, raw materials and operational costs.

Gross Profit

Gross profit increased 51.6% to $91.3 million for the year ended December 31, 2005 from $60.2 million for the year ended December 31, 2004.  Gross profit margins increased to 18.9% for the year ended December 31, 2005 from 17.7% for the year ended December 31, 2004.

The overall improvement in gross profit margins for the year ended December 31, 2005 is a result of a reduction in inventory write-downs from $1.5 million in 2004 to $280,000 in 2005, coupled with margin initiatives implemented by the Company in 2003, which include offshore procurement, standardization of certain product lines and a more disciplined procurement practice.  The Company did not implement price increases to customers in 2004 and 2005 over and above price increases by the Company’s suppliers as a result of the rise in supplier pricing.

Selling, General and Administrative Costs

SG&A costs increased $11.0 million or 24.8% to $55.3 million for the year ended December 31, 2005 from $44.3 million for the year ended December 31, 2004.  The increase in SG&A for the year ended December 31, 2005 related to salaries and benefits for new employees hired to support the increase in sales for the year, employee performance pay incentives and agents’ commissions due to the increase in sales and gross profit.  Fixed expenses, which exclude agent’s commissions and employee performance pay incentives, increased 15.8% as compared to 2004.

The total number of employees increased 16.8% to 383 employees as at December 31, 2005 compared to 328 employees as at December 31, 2004.  Average revenue per employee for the year ended December 31, 2005 increased 22% to $1.3 million per employee as compared to $1.0 million per employee the previous year.  The improvement reflects standardization of processes and procedures, whereby all internal processes are performed consistently throughout the Company’s operations resulting in process improvement efficiencies.

EBITDA

EBITDA for the year ended December 31, 2005 increased $20.1 million or 126.0% to $36.0 million compared to $15.9 million for the year ended December 31, 2004.  The $144.5 million increase in sales resulted in a 13.9% incremental flow through to EBITDA.  EBITDA as a percentage of sales was 7.4% for the year ended December 31, 2005 versus 4.7% for the year ended December 31, 2004.

EBITDA is a supplemental non-GAAP financial measure used by management, as well as industry analysts, to evaluate operations. For a reconciliation of net income to EBITDA, please see page 28.

Income Before Income Taxes

Income before income taxes improved $19.6 million to $29.7 million for the year ended December 31, 2005 compared to $10.1 million for the year ended December 31, 2004.  The improvement is a result of the $31.1 million increase in gross profit offset by the $11.0 million increase in SG&A and an increase of $547,000 in other costs. Other costs include amortization, interest expense and foreign exchange. The $144.5 million increase in sales for the year ended December 31, 2005 resulted in a 13.5% incremental flow through to income before income taxes.

Income Taxes

The Company’s effective tax rate for the year ended December 31, 2005 was 36.4%, as compared to an effective tax rate of 39.5% for the year ended December 31, 2004.  The Company’s combined federal and provincial statutory tax rate for the period ended December 31, 2005 was 34.4%, compared to 34.6% for the period ended December 31, 2004.  The reduction in the effective tax rate for the year ended December 31, 2005 is due to non-deductible items and capital and other taxes totaling $608,000 (2004 - $493,000) becoming a smaller component of the overall income tax charge in 2005 due to the increase in income before income taxes.  See note 8 to the consolidated financial statements for a detailed reconciliation of the effective tax rate.

Loss from Discontinued Operations

On March 31, 2004, the Company sold its 50% interest in its small horsepower compression operations for cash proceeds of $961,000. No gain or loss on disposition resulted from this transaction.

Loss from discontinued operations for the year ended December 31, 2004 was $27,000.

Net Income

Net Income increased 208% to $18.9 million or $1.01 per share (diluted) for the year ended December 31, 2005 as compared to $6.1 million or $0.35 per share (diluted) for the year ended December 31, 2004.

SUMMARY OF QUARTERLY FINANCIAL DATA

The selected quarterly financial data presented below is presented in Canadian dollars and in accordance with Canadian GAAP.  See note 20 to the consolidated financial statements for a reconciliation to U.S. GAAP.

(in thousands of Cdn. dollars except per share data)
Unaudited
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
	2005	2005	2005	2005	2006	2006	2006	2006

Sales	$128,786	$92,169	$122,224	$141,066	$176,957	$115,947	$131,675	$130,648

EBITDA (see page 19)	10,745	5,897	8,300	11,061	15,094	7,023	8,386	9,574
EBITDA as a % of sales	0.1%	0.1%	0.1%	0.1%	0.1%	0.1%	0.1%	0.1%

Net income	5,804	2,543	4,214	6,303	8,879	3,914	4,719	5,427
Net income as a % of sales	0.0%	0.0%	0.0%	0.0%	0.1%	0.0%	0.0%	0.0%

Net income per share
Basic (Cdn. $)	$ 0.34	$ 0.14	$ 0.25	$ 0.36	$ 0.50	$ 0.21	$ 0.26	$ 0.30
Diluted (Cdn. $)	$ 0.32	$ 0.14	$ 0.22	$ 0.33	$ 0.47	$ 0.21	$ 0.25	$ 0.29

The Company’s sales levels are affected by weather conditions.  As warm weather returns in the spring each year the winter’s frost comes out of the ground rendering many secondary roads incapable of supporting the weight of heavy equipment until they have dried out.  In addition, many exploration and production areas in northern Canada are accessible only in the winter months when the ground is frozen.  As a result, the first and fourth quarters typically represent the busiest time and highest sales activity for the Company.  Sales levels drop dramatically during the second quarter until such time as the roads have dried and road bans have been lifted.

Sales for the quarter ended December 31, 2006 decreased 7.4% to $130.6 million from $141.1 million for the quarter ended December 31, 2005 reflecting a general decrease in activity levels. EBITDA decreased 13.4% to $9.6 million for the quarter ended December 31, 2006 compared to $11.1 million for the quarter ended December 31, 2005. Net income was $5.4 million or $0.29 per share (diluted) for the quarter ended December 31, 2006 compared to $6.3 million or $0.33 per share (diluted) for the quarter ended December 31, 2005.

Due to a decline in activity levels in the fourth quarter of 2006 sales for the quarter ended December 31, 2006 were down 0.8% or $1.0 million to $130.6 million compared to sales for the quarter ended September 30, 2006 of $131.6 million.  Net income for the quarter ended December 31, 2006 was $5.4 million or $0.29 per share (diluted) versus $4.7 million or $0.25 per share (diluted) for the quarter ended September 30, 2006.  The $1.0 million decrease in sales was offset by an improvement in gross profit margins resulting in the increase in net income for the fourth quarter of 2006 compared to the third quarter of 2006.

LIQUIDITY AND CAPITAL RESOURCES

The Company’s primary internal source of liquidity is cash flow from operating activities before net changes in non-cash working capital balances.  Cash flow from operating activities and the Company’s 364-day bank operating facility are used to finance the Company’s working capital, capital expenditures and potential acquisitions.  Working capital, which is primarily comprised of accounts receivable, inventories and other current assets, net of accounts payable and accrued liabilities, income tax payable and other current liabilities.

In 2006, the Company generated $27.8 million in cash from cash flow from operating activities, before net change in non-cash working capital balances, and $1.7 million in the issuance of capital stock from the exercise of employee stock options.  This was offset by a $21.4 million increase in working capital (including bank overdraft but excluding the bank operating loan), $2.3 million to purchase a two branch distribution operation, $3.4 million in capital and other expenditures, $177,000 in repayments on capital leases and $291,000 in purchase of shares held in trust.  These activities resulted in a  $1.9 million decrease in the bank operating loan.

In 2005, the Company generated $21.9 million in cash from cash flow from operating activities, before net change in non-cash working capital balances, and $2.5 million in the issuance of capital stock from the exercise of employee stock options.  This was offset by a $26.5 million increase in working capital (including bank overdraft but excluding the bank operating loan), $587,000 in capital and other expenditures and $261,000 in repayments on capital leases.  These activities resulted in a  $2.9 million increase in the bank operating loan.

In 2004, the Company generated $11.4 million in cash from cash flow from operating activities, before net change in non-cash working capital balances, $50,000 from proceeds on the disposal of property and equipment, and $961,000 from proceeds on the sale of its 50% interest in its small horsepower compression operations.  This was offset by a $14.1 million increase in working capital (including bank overdraft and cash but excluding the bank operating loan), $861,000 in capital and other expenditures and $327,000 in repayments on capital leases.  These activities resulted in a $2.8 million increase in the bank operating loan.

As at December 31, 2006 accounts receivable decreased $9.0 million or 9.3% to $87.5 million from $96.5 million as at December 31, 2005.  The decrease in accounts receivable reflects a 7.4% decrease in sales to $130.6 million during the fourth quarter of 2006 as compared to $141.1 million for the fourth quarter of 2005.  Average days sales outstanding (“DSO”) for the quarter ended December 31, 2006 was 57.7 days as compared to 56.2 days for the quarter ended December 31, 2005.  The deterioration in DSO for the quarter reflects, in part, slower approval and processing of transactions by both the Company and its customers.

DSO averaged 59.1 days in 2006 as compared to 53.4 days in 2005.  Accounts receivable greater than 90 days old was 4.2% of accounts receivable as at December 31, 2006 versus 3.3% as at December 31, 2005.  Trade accounts receivable is tightly managed by the Company with daily calls to customers to solve payment issues.  In addition, the Company’s accounts receivable team works closely with customers to help simplify payment and approval processes.  Bad debt expense in 2006 was $713,000 (0.1% of sales) compared to $459,000 (0.1% of sales) for the year ended December 31, 2005 and $244,000 (0.1% of sales) for the year ended December 31, 2004. Although accounts receivable greater than 90 days old increased as compared to the previous year, bad debt expense remained consistent with historic levels.

Total inventory for the Company increased 20.9% to $97.3 million as at December 31, 2006 as compared to $80.5 million as at December 31, 2005. The Company has increased its investment in inventory due to both the growth in its business and the longer order lead times being experienced that results in the potential for certain product shortages from suppliers’ capacity constraints.

The Company measures inventory efficiency by using an inventory turns calculation, because the higher the inventory turns, the better the Company’s inventory is managed. Inventory turns are calculated by taking cost of sales for the year divided by average inventory.  Inventory turned 5.0 times in 2006, compared to 5.3 times in 2005 and 4.9 times in 2004. CE Franklin targets inventory turns of 5.0 times.  The Company monitors its inventory on a daily basis in order to reduce surplus, improve turns and reduce obsolescence.  The Company’s inventory write-down expense declined substantially in 2005 and 2006 to $312,000 (less than 0.1% of sales) in 2006 and $280,000 (approximately 0.1% of sales) in 2005 compared to $1.5 million (0.4% of sales) in 2004.

Accounts payable, accrued liabilities and bank overdraft have decreased $5.4 million to $73.6 million as at December 31, 2006 as compared to the previous year.  The decrease reflects a reduction in inventory purchases due to lower activity levels during Q4 2005, as compared to the previous year.

Property and equipment increased $2.0 million to $5.5 million as at December 31, 2006 from $3.5 million as at December 31, 2005. This increase reflects capital expenditures of $3.6 million and $1.2 million in additions to rental equipment assets.  The additions were offset by amortization expense of $2.8 million.

During the first quarter of 2006 the Company purchased agency operations at two of the Company’s branch locations, for net cash consideration of $2.3 million.  This acquisition is expected to enhance the Company’s net income.  See note 12 to the consolidated financial statements of the Company for further details.

Effective July 27, 2006, the Company has implemented a new $75.0 million 364-day bank operating facility. There was a decrease in borrowing to $27.2 million as at December 31, 2006 compared to $29.1 million as at December 31, 2005. As at December 31, 2006 the Company was well within its covenant compliance thresholds and was able to draw up to $75.0 million against its bank operating loan based on the borrowing base formula.

As at December 31, 2006 the Company’s total capitalization (financed debt plus equity) was comprised of debt of 21.8% and equity of 78.2% compared to 28.1% debt and 71.9% equity as at December 31, 2005.

RECENT ACCOUNTING PRONOUNCEMENTS

Canadian Pronouncements

The following changes in accounting policies are new standards by the Canadian Institute of Chartered Accountants (“CICA”), which the Company implemented in accordance with their terms.

From time to time, the CICA issues new accounting pronouncements.  These accounting pronouncements are discussed in note 20 to the consolidated financial statements.  Management believes that these new pronouncements will not have a material impact on the financial statements.

U.S. Pronouncements

From time to time, the Financial Accounting Standards Board (“FASB”) issues new accounting pronouncements.  New FASB accounting pronouncements are discussed note 20 to the consolidated financial statements.  As discussed in note 20 to the consolidated financial statements, management believes the impact of recently issued standards, which are not yet effective, will not have a material impact on the consolidated financial statements upon adoption.

OTHER ITEMS

The Company’s Form 20-F is available on SEDAR at www.sedar.com.

CE Franklin has authorized an unlimited number of common shares with no par value.  As at December 31, 2006 the Company had 18,223,013 common shares outstanding.

As at December 31, 2006 options to purchase 803,621 common shares were outstanding at an average exercise price of $3.59 per common share.  Under the Company’s existing stock option plan the Board of Directors may grant an additional 347,575 options to purchase common shares.

Risk factors

In addition to the information set forth elsewhere in this Form 20-F, the following factors should be carefully considered when evaluating CE Franklin.

Fluctuations in oil and gas prices could affect the demand for CE Franklin’s products and services and, therefore, CE Franklin’s sales, cash flows and profitability.  CE Franklin’s operations are materially dependent upon the level of activity in oil and gas exploration, development and production.  Both short-term and long-term trends in oil and gas prices affect the level of such activity.  Oil and gas prices and, therefore, the level of drilling, exploration and production activity can be volatile.  Factors that can cause price fluctuations include:

>>

relatively minor changes in, or threats to, the worldwide supply of and demand for oil and natural gas;

>>

the ability of the members of the Organization of Petroleum Exporting Countries (“OPEC”) to maintain price stability through voluntary production limits;

>>

the level of production by non-OPEC countries;

>>

North American demand for gas;

>>

the movement of the Canadian dollar relative to its U.S. counterpart (crude oil and natural gas exports are generally traded in U.S. dollars);

>>

general economic and political conditions in North America and worldwide; and

>>

the presence or absence of drilling incentives such as Canadian provincial royalty holidays, availability of new leases and concessions and government regulations regarding, among other things, export controls, environmental protection, taxation, price controls and product allocation.

CE Franklin believes that any prolonged reduction in oil and gas prices would depress the level of exploration and production activity.  This would likely result in a corresponding decline in the demand for CE Franklin’s products and services and could have a material adverse effect on CE Franklin’s sales, cash flows and profitability.  There can be no assurance as to the future level of demand for CE Franklin’s products and services or future conditions in the oil and gas and oilfield supply industries.

Unusual weather conditions could decrease the demand for CE Franklin’s products and services.  CE Franklin’s financial performance is tied closely to the seasonality of drilling activity.  Higher drilling activity in Canada is generally experienced in the winter months.  In the spring and early summer, drilling activity slows due to the difficulty in moving equipment during the spring thaws.  To the extent that unseasonable weather conditions such as excessive rain or unusually warm winters affect the ability of CE Franklin’s customers to access their oil and gas wells, then the demand for CE Franklin’s products and services would temporarily decrease and the Company’s sales, cash flows and profitability would be adversely affected.

CE Franklin operates in a highly competitive industry, which may adversely affect CE Franklin’s sales, cash flows and profitability.  The Canadian oilfield supply industry in which CE Franklin operates is very competitive.  The Company believes that its future profitability is partially influenced by competitive factors beyond its control, including:

>>

the ability of some customers to purchase pipe, valves, flanges, fittings, production equipment, tubular products and other general oilfield supplies directly from the manufacturer rather than from the Company;

>>

the ability of new brokers and distributors to enter the market if the oil and gas industry were to experience significant growth;

>>

price competition among major supply companies;

>>

cost of goods being subject to rising or declining commodity prices, such as the price of steel, and the inability of CE Franklin to pass these price increases on to customers, or the risk CE Franklin may have higher-cost inventory during declining commodity prices resulting in a deterioration in gross profit margins.

CE Franklin and its largest competitors generally operate at low profit margins due to price competition.  Price competition is due in part to customer price pressure, in addition to the major supply companies competing for the same business.

The loss of CE Franklin’s major suppliers for tubular and valve products could adversely affect the Company’s sales and gross profit.  A portion of CE Franklin’s business are sales where product is primarily obtained from two suppliers.  Although the Company believes that it has historically had and continues to have a good relationship with these suppliers, there can be no assurance that such relationship will continue.  In the event the Company is unable to source products from its existing suppliers, then CE Franklin would need to search for an alternate supplier of these goods.  There can be no assurance that a suitable alternate supplier for such goods would be found.

Labour shortages could adversely affect the Company’s ability to service its customers.  The Company faces the challenge of attracting and retaining workers to meet any increase in demand for its products and services.  In a highly competitive market for employees, the Company may experience periods of high employee turnover that could result in higher training costs or reduced levels of service to customers.  The Company may also experience wage inflation.  These could result in increased costs or the loss of customers and market share.

During periods of high demand for products and services, the Company may experience product shortages.  The frequency and duration of the shortages may impact the financial performance of the Company.  Product shortages may impact profit margins or could result in the loss of customers.

The Company is exposed to market risks from changes in the Canadian prime interest rate and foreign exchange rates with respect to the Canadian dollar and the U.S. dollar for products it purchases outside Canada.  The Company may enter into foreign currency forward exchange contracts and interest rate contracts as an economic hedge against risks associated with foreign currency and interest rate fluctuations.  Gain or losses with respect to such economic hedge contracts may materially affect net income.

The majority of the Company’s sales are generated from customers in the energy sector.  This includes major multinational and independent oil companies, pipeline companies and contract drilling companies operating in Canada.  In addition, for the year ended December 31, 2006 11% of sales (2005 – 11%; 2004 – 12%) were derived from sales to one customer.  No other customer accounted for more than 10% of the Company’s sales.

The Company may experience a financial loss if its significant customers fail to pay CE Franklin for its products or services.  The Company’s ability to collect the proceeds from the sale of its products and services from its customers depends on the payment ability of its customer base.

Significant downtime at the Company’s 100,000 square foot centralized distribution centre located in Edmonton, Alberta could materially impact net income and cash flow from operations.  The Company operates a hub and spoke distribution model with the distribution centre strategically located within reasonable proximity to a majority of its vendors.  In addition, the distribution centre acts as a hub for its 42 branches.  Significant downtime at this facility would impact the Company’s gross profit margins net income and cash flow from operations.

A substantial portion of the Company’s sales to customers will depend on written contracts that are cancelable at any time, or are based on verbal agreements.  The key factors which will determine whether a customer will continue to use the Company are pricing, service quality and availability, strategically located service centers and technical knowledge and experience.  There can be no assurance that the Company’s relationships with its customers will continue, and a significant reduction or total loss of business from these customers, if not offset by increased sales to new or existing customers, could have a material adverse effect on the Company’s net income or cash flow from operations.

If the Company is unable to successfully address potential material weakness in its internal controls, or any other control deficiencies, its ability to report its financial results on a timely and accurate basis and to comply with disclosure and other requirements may be adversely affected.  The Company has complied with Section 404 of the Sarbanes-Oxley Act of 2002, and is therefore required to make an assessment of the effectiveness of its internal controls over financial reporting for that purpose. A material weakness is defined as a significant deficiency, or a combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected.

CE Franklin will continue to monitor the effectiveness of these and other processes, procedures and controls and will make any further changes management determines appropriate, including to effect compliance with Section 404 of the Sarbanes-Oxley Act of 2002.  The steps CE Franklin has taken and will take in the future may not remediate any potential material weakness. In addition, the Company may identify material weaknesses or other deficiencies in our internal controls in the future.

Any material weaknesses or other deficiencies in the Company’s control systems may affect its ability to comply with reporting requirements and stock exchange listing standards or cause its financial statements to contain material misstatements, which could negatively affect the market price and trading liquidity of its common stock, cause investors to lose confidence in the Company’s reported financial information, as well as subject CE Franklin to civil or criminal investigations and penalties.

There are inherent limitations in all control systems, and misstatements due to error or fraud may occur and not be detected.  While CE Franklin has taken actions designed to address compliance with the internal control, disclosure control and other requirements of the Sarbanes-Oxley Act of 2002 and the rules and regulations promulgated by the SEC implementing these requirements, there are inherent limitations in the Company’s ability to control all circumstances. Management does not expect that the Company’s internal controls and disclosure controls will prevent all error or all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. In addition, the design of a control system must reflect the fact that there are resource constraints and the benefit of controls must be relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, in the Company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty and that breakdowns can occur because of simple errors or mistakes. Further, controls can be circumvented by individual acts of some persons, by collusion of two or more persons, or by management override of the controls. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Over time, a control may be inadequate because of changes in conditions, such as growth of the Company or increased transaction volume, or the degree of compliance with the policies or procedures may deteriorate. Because of inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

If the Company loses key management and technical personnel, its business may suffer.  CE Franklin relies upon a relatively small group of key management and technical personnel. Mr. West, in particular, has extensive experience in oilfield supply and distribution.  The Company does not maintain any key man insurance and it cannot assure that these individuals will remain with the Company in the future. An unexpected partial or total loss of their services may harm the Company’s business.

The Company’s major shareholder may influence the Company’s affairs.  The Company’s share ownership is highly concentrated and, as a result, CE Franklin’s principal shareholder effectively controls the Company’s business.  As at the date of this Form 20-F, CE Franklin’s largest shareholder, Smith International Inc., owned approximately 52% of the Company’s common outstanding shares.  As a result, Smith International Inc. has the voting power to significantly influence the Company’s policies, business and affairs and the outcome of any corporate transaction or other matter, including mergers, consolidations and the sale of all, or substantially all, of the Company’s assets.

In addition, the concentration of the Company’s ownership may have the effect of delaying; deterring or preventing a change in control that otherwise could result in a premium in the price of the Company’s common shares.

The Company’s operations are subject to hazards.  The Company is at risk for certain operating hazards.  CE Franklin’s operations are subject to hazards present in the oil and natural gas industry which can cause personal injury and damage to property or the environment. Litigation arising from an accident at a location where its products or services are used or provided may cause the Company to be named as a defendant in lawsuits asserting potentially large claims. CE Franklin has insurance coverage against operating hazards, which the Company believes is customary in the industry.  This insurance has deductibles and contains certain coverage exclusions and limitations. The Company’s insurance premiums can be increased or decreased based on the claims it makes on its insurance policies. Results of operations could be adversely affected by unexpected claims not covered

Management’s Report On Internal Control
Over Financial Reporting

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a – 15(f) under the Securities Exchange Act of 1934.  The Company’s internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financials statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The Company’s management assessed the effectiveness of the Company’s internal control over financial reporting based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.  Based on this assessment, management concluded that the Company’s internal control over financial reporting was effective as of December 31, 2006.

Management’s assessment of the effectiveness of the Company's internal control over financial reporting as of December 31, 2006 has been audited by PricewaterhouseCoopers LLP, the independent auditors, as stated in their report which appears on page 45 of this Form 20-F/Annual Report.

.

"signed"	"signed"
Michael West Chairman, President and Chief Executive Officer January 30, 2007	Denise Jones Controller January 30, 2007

MANAGEMENT’S REPORT

The preparation and presentation of the accompanying consolidated financial statements are the responsibility of the management of the Company.  The statements have been prepared in accordance with Canadian generally accepted accounting principles as described in note 1 to the consolidated financial statements.  The financial information elsewhere in the annual report has been reviewed to ensure consistency with that in the consolidated financial statements.

Management acknowledges responsibility for the integrity of its financial information. Where appropriate, management has made informed judgments and estimates in accounting for transactions, which were not complete at the balance sheet date.  The Company maintains disclosure controls and procedures and internal controls designed to ensure that information required to be disclosed in the consolidated financial statements and annual report is recorded, processed, summarized and reported properly.  CE Franklin’s Chief Executive Officer and Controller evaluated the Company’s disclosure controls and procedures as at December 31, 2006 to ensure that such disclosure controls and procedures are effective.  There were no significant changes in the Company’s internal controls or in other factors that could significantly affect those controls subsequent to the evaluation date.

The Board of Directors has appointed an Audit Committee that consists of three directors who are not officers or employees of the Company and have no direct or indirect material relationship with the Company.  The committee meets with management and the Company’s external auditors to discuss internal control, accounting policies and financial reporting matters. The Audit Committee has reviewed the consolidated financial statements. The Board of Directors has approved the consolidated financial statements on the recommendation of the Audit Committee.

"signed"	"signed"
Michael West Chairman, President and Chief Executive Officer January 30, 2007	Denise Jones Controller January 30, 2007

AUDITORS’ REPORT

To the Shareholders of CE Franklin Ltd.

We have audited the accompanying consolidated balance sheets of CE Franklin Ltd. (the “Company”) as at December 31, 2006 and 2005 and the related consolidated statements of operations, changes in shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2006. We have also audited the effectiveness of the Company’s internal control over financial reporting as at December 31, 2006 based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and management’s assessment thereof included in the accompanying Management’s Report on Internal Control Over Financial Reporting. The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on the Company’s consolidated financial statements for the years ended December 31, 2006, 2005 and 2004, an opinion on management’s assessment as at December 31, 2006 and an opinion on the effectiveness of the Company’s internal control over financial reporting as at December 31, 2006 based on our audits.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

We conducted our audits of the Company’s financial statements in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. A financial statement audit also includes assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We conducted our audit of the effectiveness of the Company’s internal control over financial reporting and management’s assessment thereof in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control and performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as at December 31, 2006 and 2005 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2006 in accordance with Canadian generally accepted accounting principles. Also, in our opinion, management’s assessment that the Company maintained effective internal control over financial reporting as at December 31, 2006 is fairly stated, in all material respects, based on criteria established in Internal Control — Integrated Framework issued by the COSO. Furthermore, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as at December 31, 2006 based on criteria established in Internal Control — Integrated Framework issued by the COSO.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

“signed”
PricewaterhouseCoopers LLP
Chartered Accountants

Calgary, Alberta
January 30, 2007

Consolidated Balance Sheets

(in thousands of Canadian dollars)

	2006	2005
Assets

Current assets
Accounts receivable (note 2)	87,530	96,508
Inventories (note 14)	97,275	80,482
Other	2,965	2,998
	187,770	179,988

Property and equipment (note 3)	5,546	3,537
Goodwill	10,479	7,765
Future income taxes (note 8)	1,160	1,038
Other	454	180
	205,409	192,508

Liabilities

Current liabilities
Bank overdraft	6,832	14,090
Bank operating loan (note 4)	27,176	29,062
Accounts payable (note 14)	36,252	29,575
Accrued liabilities (note 5 and 14)	30,492	35,354
Income taxes payable	819	7,840
Current portion of obligations under capital lease (note 6)	217	217
Current portion of long term debt (note 7)	300	-
	102,088	116,138

Obligations under capital lease (note 6)	286	438
Long term debt (note 7)	560	-
	102,934	116,576

Commitments and contingencies (note 15)

Shareholders* equity
Capital stock (note 9)	23,586	21,914
Contributed surplus	16,213	14,281
Retained earnings	62,676	39,737
	102,475	75,932
	205,409	192,508

The accompanying notes are an integral part of these consolidated financial statements.

Approved by the Board:
"signed"	Director
Victor Stobbe
"signed"	Director
David Dyck

Consolidated Statements of Changes in Shareholders’ Equity

(in thousands of Canadian dollars, except number of shares)

	Capital Stock
	Number of Shares	$	Contributed Surplus	Retained Earnings	Shareholders' Equity
December 31, 2003	17,178,696	19,268	13,602	14,758	47,628

Stock options excercised (note 9)	16,238	67	-	-	67
Stock based compensation expense (note 9)	-	-	256	-	256
Net income	-	-	-	6,115	6,115
December 31, 2004	17,194,934	19,335	13,858	20,873	54,066

Stock options exercised (note 9)	609,620	2,579	(129)	-	2,450
Stock based compensation expense (note 9)	-	-	552	-	552
Net income	-	-	-	18,864	18,864
December 31, 2005	17,804,554	21,914	14,281	39,737	75,932

Stock options exercised (note 9)	443,259	1,963	(300)	-	1,663
Stock based compensation expense (note 9)	-	-	2,232	-	2,232
Purchase of shares in trust for PSU's (note 9)	(24,800)	(291)	-	-	(291)
Net income	-	-	-	22,939	22,939
December 31, 2006	18,223,013	23,586	16,213	62,676	102,475

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Operations

(in thousands of Canadian dollars, except shares and per share amounts)

	2006	2005	2004

Sales	555,227	484,245	339,742
Cost of sales	451,733	392,931	279,499
Gross Profit	103,494	91,314	60,243

Other expenses (income)
Selling, general and administrative expenses (note 10)	63,287	55,303	44,299
Amortization	2,819	4,393	4,328
Interest expense	2,661	1,945	1,455
Foreign exchange loss	166	18	28
Other income	(36)	(10)	(12)
	68,897	61,649	50,098

Income before income taxes	34,597	29,665	10,145

Income tax expense (recovery) (note 8)
Current	11,783	12,451	4,804
Future	(125)	(1,650)	(801)
	11,658	10,801	4,003

Income from continuing operations	22,939	18,864	6,142

Loss from discontinued operations (note 11)	-	-	(27)
Net income for the year	22,939	18,864	6,115

Net income per share

Continuing operations
Basic	1.27	1.09	0.36
Diluted	1.22	1.01	0.35

Net income per share
Basic	1.27	1.09	0.36
Diluted	1.22	1.01	0.35

Weighted average number of shares outstanding
Basic	18,099,202	17,326,637	17,187,720
Diluted	18,723,640	18,680,002	17,605,599

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows

(in thousands of Canadian dollars)	2006	2005	2004
Cash flows from operating activities
Income from continuing operations	22,939	18,864	6,142
Items not affecting cash
Amortization	2,819	4,393	4,328
Gain on disposal of property and equipment	(36)	(9)	(6)
Future income tax recovery	(125)	(1,650)	(801)
Stock based compensation expense	2,232	552	256
Other	15	(207)	1,528
	27,844	21,943	11,447
Net change in non-cash working capital balances related to
operations (note 13)	(14,229)	(35,317)	(24,232)
Net cash flow from continuing operations	13,615	(13,374)	(12,785)
Net cash flow from discontinued operations (note 11)	-	-	(26)
	13,615	(13,374)	(12,811)

Cash flows from financing activities
Issuance of capital stock	1,663	2,450	67
Purchase of capital stock in trust (note 9)	(291)	-	-
Increase (decrease) in bank operating loan	(1,886)	2,922	2,772
Increase (decrease) in bank overdraft	(7,258)	8,820	5,270
Decrease in obligations under capital lease	(177)	(261)	(327)
Net cash flow from continuing operations	(7,949)	13,931	7,782
Net cash flow from discontinued operations (note 11)	-	-	-
	(7,949)	13,931	7,782

Cash flows from investing activities
Purchase of property and equipment	(3,093)	(587)	(861)
Proceeds on disposal of property and equipment	40	30	50
Proceeds on sale of compression operations (note 11)	-	-	961
Acquisition of distribution operations (note 12)	(2,263)	-	-
Other	(350)	-	-
Net cash flow from continuing operations	(5,666)	(557)	150
Net cash flow from discontinued operations (note 11)	-	-	(2)
	(5,666)	(557)	148

Change in cash and cash equivalents during the year	-	-	(4,881)

Cash and cash equivalents * beginning of year	-	-	4,881

Cash and cash equivalents * end of year	-	-	-
Cash paid during the year
Interest on bank operating loan	2,632	1,899	1,419
Interest on obligations under capital lease	29	46	50
Income taxes	18,804	7,685	3,249

The accompanying notes are an integral part of these consolidated financial statements.

Notes to Consolidated Financial Statements

December 31, 2006, 2005 and 2004
(tabular amounts in thousands of Canadian dollars except share and per share amounts)

1.

Accounting Policies

Generally accepted accounting principles

The consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in Canada.  These principles differ in certain respects from accounting principles generally accepted in the United States (“U.S.”).  The material differences that affect the Company’s consolidated financial statements are described in note 20.

Certain comparative figures have been reclassified to conform with the current year’s presentation.

Use of estimates

The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the consolidated financial statements and the reported amounts of sales and expenses during the reporting periods.

Management believes the most significant estimates and assumptions are associated with the valuation of accounts receivable, inventories, future tax assets (liability), stock based compensation and goodwill.  If the underlying estimates and assumptions, upon which the consolidated financial statements are based, change in future periods, actual amounts may differ from those included in the accompanying consolidated financial statements.

Basis of presentation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries.  The results of operations of subsidiaries acquired during the year are included from their respective date of acquisition (see note 12).

Allowance for doubtful accounts

The Company maintains an allowance for doubtful accounts to provide for receivables which may ultimately be uncollectible.  Reserves are determined in light of a number of factors including customer specific conditions, economic events and the Company’s historical loss experience.

Inventories

Inventories, consisting primarily of goods purchased and held for resale, are valued at the lower of average cost or net realizable value.

Foreign currency translation

Monetary assets and liabilities are translated into Canadian dollars at year-end exchange rates and gains or losses from translation are recognized in the Statements of Operations.  Sales and expenses are translated at the exchange rate prevailing on the date the transaction occurs.

Hedging relationships

Effective January 1, 2004, the Company adopted, prospectively, the new accounting guideline relating to hedging relationships.  In the normal course of business, the Company enters into foreign currency forward exchange contracts with financial institutions to fix the value of liabilities or future commitments.  These foreign currency exchange contracts are not designated as hedges for accounting purposes.  The value of the contract is marked to market and the change in value is recognized in the Statements of Operations.

Property and equipment

Property and equipment are recorded at cost less related accumulated amortization.  The Company provides for amortization of property and equipment using rates as follows:

Buildings	5% to 10%	straight line
Leasehold improvements	over the term of the lease	straight line
Computer equipment and software	15% to 33%	straight line
Equipment and machinery	10% to 100%	straight line
Furniture and office equipment	15% to 20%	straight line
Automotive equipment	30%	straight line

Assets held under capital lease are amortized by the straight-line method over the term of the lease or the estimated useful life of the assets; whichever is shorter.

The Company reviews property and equipment for impairment, whenever events or changes in circumstances indicate that the carrying value may not be recoverable.  If an evaluation is required, the estimated undiscounted future cash flows associated with the asset will be compared to the asset’s carrying amount to determine if impairment exists.

Goodwill and other intangibles

Goodwill represents the excess of the cost over the fair value of net assets acquired related to an acquisition.  In accordance with generally accepted accounting principles, goodwill is not amortized but instead evaluated annually for a permanent impairment, or when events and circumstances indicate that there might be impairment.  The goodwill valuation is prepared during the second quarter of each calendar year, and is valued using a multiple of cash flow and earnings.

Intangible assets are amortized on a straight line basis over the periods expected to be beneficial from the intangible asset.  The intangible asset recorded under other assets in the Balance Sheets is comprised of a five-year exclusive distribution agreement to sell certain products.

Revenue recognition

The Company’s revenue, which is comprised of product sales, is generally subject to contractual arrangements, which specify price and general terms and conditions.  The Company recognizes product sales when title and the related risk of loss transfers to the customers.

Vendor rebates

Vendor rebates consist of volume discount incentives earned in the purchase of selected products during the year from specified vendors.  These discounts are based on contractual agreements with the vendors which outline price, volume and general terms and conditions.  The Company recognizes vendor rebates as a reduction to cost of sales.

Earnings per share

Earnings per share are computed based on the weighted average basic number of shares outstanding for the period. Diluted earnings per share have been calculated using the treasury stock method, whereby diluted earnings per share are calculated as if options were exercised at the beginning of the year and funds received were used to purchase the Company’s common shares on the open market at the average price for the year.

Income taxes

The Company uses the liability method of accounting for income taxes under which future tax assets and liabilities are recognized when there are differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Future tax assets and liabilities are measured using substantively enacted tax rates in effect in the period in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized as part of the provision for income taxes in the period that includes the enactment date.

Cash and cash equivalents

Cash and cash equivalents are defined as cash and short-term, highly liquid investments, which have a maturity of less than 90 days at the time of purchase.

Stock options

The Company operates a stock option plan that is described in note 9b.  As of January 1, 2003 the Company adopted prospectively, the fair value method of accounting for common share options granted.  Under this method, the Company recognizes a compensation expense based on the fair value of the options on the date of grant which is determined by using the Black-Scholes options pricing model.  The fair value of the options is recognized over the vesting period of the options granted as compensation expense and contributed surplus.  The contributed surplus balance is reduced as options are exercised and the amount initially recorded for the options in contributed surplus is credited to capital stock.

In accordance with the transitionary provisions of this new accounting pronouncement, no compensation expense is recorded for stock options awarded prior to January 1, 2003 and the Company has continued to apply the intrinsic method of accounting for stock options granted (see note 9b).  The consideration paid by option holders on the exercise of these options is and will be credited to capital stock.

Other Stock-based Compensation

Performance share units (“PSU”) and Deferred share units (“DSU”) are granted which entitle the participant, at the Company's option, to receive either a common share or cash equivalent in exchange for a vested unit.  The vesting period for PSU's is one third per year over the three year period from the grant date.  There are no additional performance based conditions associated with the vesting of the units.  DSU's vest on the date of grant.  Compensation expense related to the units granted is recognized over the vesting period based on the fair value of the units, calculated using a 10 day weighted average stock price, at the date of the grant and is recorded to compensation expense and contributed surplus.  The contributed surplus balance is reduced as the vested units are settled.

2.

Accounts Receivable

As at December 31	2006	2005
Trade	83,096	92,136
Allowance for doubtful accounts	(682)	(625)
	82,414	91,511
Other	5,116	4,997
	87,530	96,508

Concentration of credit risk

The majority of the Company’s sales are generated from customers in the energy sector, which includes major multi-national and independent oil companies, pipeline companies and contract drilling companies operating in Canada.

The Company’s sales are derived from uncollateralized customer sales.  The significant energy industry concentration in Canada has the potential to impact the Company’s exposure to credit risk, either positively or negatively, because customers may be similarly affected by changes in economic or other conditions.  The Company has experienced limited credit losses on such accounts receivable.

3.

Property and Equipment

		Accumulated
As at December 31, 2006	Cost	Amortization	Net
Land, buildings and leasehold improvements	5,883	3,256	2,627
Computer equipment and software	20,915	19,510	1,405
Equipment and machinery	5,197	4,172	1,025
Furniture and office equipment	1,895	1,416	479
Automotive equipment	100	90	10
	33,990	28,444	5,546

		Accumulated
As at December 31, 2005	Cost	Amortization	Net
Land, buildings and leasehold improvements	4,112	2,985	1,127
Computer equipment and software	22,135	20,685	1,450
Equipment and machinery	4,207	3,526	681
Furniture and office equipment	1,735	1,456	279
Automotive equipment	40	40	-
	32,229	28,692	3,537

Included in computer equipment and software at December 31, 2006 is leased computer equipment with a cost of $1,115,000 (2005 – $1,048,000) and related accumulated amortization of $673,000 (2005 – $439,000).

4.

Bank Operating Loan

The Company finances its working capital requirements with a 364 day bank operating loan facility in the amount of $75.0 million (2005 – $60.0 million).  Amounts drawn against this facility bear interest at rates between Canadian prime plus 0% and prime plus 0.75% (2005 – between prime plus 0.5% and prime plus 0.875%).  The prime rate as at December 31, 2006 was 6.00% (2005 – 5.00%).  The weighted average interest rate as at December 31, 2006 was 6.33% (2005 – 5.55%).  The maximum amount available under this facility is subject to a borrowing base formula applied to accounts receivable and inventories.  As at December 31, 2006, the maximum available under this facility, based on the borrowing base formula, was $75.0 million (2005 – $60.0 million).

The facility is collateralized by general security agreement covering all present and after-acquired property of the Company including accounts receivable, inventories and property and equipment.

This facility contains certain restrictive covenants which include, among others, maintenance of certain financial ratios and to obtain approval prior to payment of dividends, repurchase or redemption of shares.  As at December 31, 2006 the Company was in compliance with its bank covenants.

5.

Accrued Liabilities

As at December 31	2006	2005
Trade payables not yet invoiced	18,456	25,028
Employee performance incentives	4,980	5,738
Other	7,056	4,588
	30,492	35,354

6.

Obligations Under Capital Lease

As at December 31	2006	2005
Obligations under capital lease	503	655
Less: Current portion	(217)	(217)
	286	438

The capital leases are payable in equal monthly installments of $22,000 including principal and interest and bear interest at various rates of up to 8% (2005 – 8%).  The leases are collateralized by the underlying assets and will be repaid between February 2007 and November 2009.

Principal repayments of obligations under capital lease are as follows:

Year ending December 31
2007	217
2008	202
2009	84
503

7.

Long-Term Debt

On February 1, 2006 the Company entered into a loan agreement as a result of an acquisition (see note 12).  The loan is unsecured and bears no interest.  The effective interest rate on the loan is 5.65% due to the discount applied on the initial recording of the loan.  The loan is payable in two installments and matures February 2008.

Principal repayments of long-term debt are as follows:

Year ending December 31
2007	300
2008	560
860

8.

Income Taxes

a)

Reconciliation of the income tax provision.

The difference between the income tax provision recorded and the provision obtained by applying the combined federal and provincial statutory rates is as follows:

For the Years Ended December 31	2006	%	2005	%	2004	%

Income before income taxes	34,597		29,665		10,145
Income taxes calculated at expected rates	11,459	33.1	10,193	34.4	3,510	34.6
Non-deductible items	410	1.2	634	2.1	290	2.9
Effect of reduction in tax rates on future tax asset (liability)	120	0.3	-	-	(19)	(0.2)
Adjustments of filing prior year returns	(343)	(1.0)	-	-	-	-
Capital and large corporations taxes	59	0.2	66	0.2	61	0.6
Other	(47)	(0.1)	(92)	(0.3)	161	1.6
	11,658	33.7	10,801	36.4	4,003	39.5

b)

Significant components of future income tax assets and liabilities are as follows:

As at December 31	2006	2005
Assets
Financing charges	263	909
Property and equipment	610	479
Other	785	199
	1,658	1,587
Liabilities
Goodwill and other	498	549
	498	549
Net future income tax asset	(1,160)	(1,038)

The Company believes it is more likely than not that all future income tax assets will be realized.

9.

Capital Stock

a)

The Company has authorized an unlimited number of common shares with no par value.

b)

The Board of Directors may grant options to purchase common shares to substantially all employees, officers and directors and to persons or corporations who provide management or consulting services to the Company.  The exercise period and the vesting schedule after the grant date are not to exceed 10 years and are to be established by the Compensation Committee of the Board of Directors.  As at December 31, 2006 the Board of Directors may grant an additional 347,575 options to purchase common shares.

Option activity for each of the years ended December 31 was as follows:

	2006		2005		2004
	Number of Options	Weighted average exercise price per share	Number of Options	Weighted average exercise price per share	Number of Options	Weighted average exercise price per share

Outstanding * beginning of year	1,295,036	3.65	1,626,701	3.63	1,750,439	3.95
Granted	-	-	413,745	4.61	-	-
Exercised	(443,259)	3.75	(609,620)	4.02	(16,238)	4.09
Cancelled or expired	(48,156)	3.78	(135,790)	7.62	(107,500)	4.73
Outstanding * end of year	803,621	3.59	1,295,036	3.65	1,626,701	3.88
Exercisable * end of year	596,424	3.24	729,878	3.31	1,021,169	4.38

A summary of stock options outstanding at December 31, 2006 is set out below:

Outstanding stock options
		Weighted average
		remaining	Exercisable
Exercise price	Number	contractual life	stock options
$2.70	330,834	6.95 years	330,834
$3.28	2,700	4.63 years	2,700
$3.30	8,000	6.13 years	8,000
$3.49	115,683	5.95 years	115,683
$3.50	35,609	5.00 years	35,609
$4.60	308,285	8.03 years	102,761
$4.90	2,010	8.07 years	670
$7.20	500	8.09 years	167
	803,621	7.12 years	596,424

The compensation expense recorded in 2006 was $529,000 (2005 – $552,000; 2004 – $256,000).  The fair value of common share options granted is estimated as at the grant date using the Black-Scholes option-pricing model, using the following assumptions:

	2005	2004
Dividend yield	Nil	Nil
Risk-free interest rate	4.08%	4.50%
Expected life	5 years	5 years
Expected volatility	56%	65%

For all stock options issued prior to January 1, 2003 the Company applied the intrinsic method of accounting for common share options granted to employees, officers and directors.  Accordingly, no compensation expense has been recognized in the Statements of Operations.  Had the Company adopted the fair value based method of accounting, the amount expensed in each period would be the fair value of the options, calculated using the Black-Scholes options-pricing model and net of options forfeited in the period, amortized over the expected life of the options.  The proforma net income and proforma net income per share attributable to common shareholders of the Company would be as follows:

	2006	2005	2004
Net income
As reported	22,939	18,864	6,115
Compensation expense	196	551	798
Proforma	22,743	18,313	5,317

Net income per share
Basic
As reported	1.27	1.09	0.36
Proforma	1.26	1.06	0.31
Diluted
As reported	1.22	1.01	0.35
Proforma	1.21	0.98	0.30

Performance share units

Effective May 2, 2006, the Company adopted the Performance Share Unit ("PSU") and Deferred Share Unit ("DSU") plans approved by shareholders on that date.  Under these plans, PSU's and DSU's are granted which entitle the participant, at the Company's option, to receive either a common share or cash equivalent in exchange for a vested unit.  PSU’s are granted to the Company’s officers and employees and vest one third per year over the three year period from the date of grant.  DSU's, which are granted to the independent members of the Company’s Board of Directors (“Board”), vest on the date of grant, and can only be redeemed when the Director resigns from the Board.  Compensation expense related to the units granted is recognized over the vesting period based on the fair value of the units at the date of the grant and is recorded to compensation expense and contributed surplus.  The contributed surplus balance is reduced as the vested units are settled.  The fair value of the units granted was $2,634,000 and the compensation expense recorded for year ended December 31, 2006 was $1,703,000 (2005 - nil).

Unit activity for the year ended December 31, 2006 was as follows:

	Number of Units
	PSU	DSU
Outstanding at January 1, 2006	-	-
Granted	120,712	12,104
Outstanding at December 31, 2006	120,712	12,104

The Company established an independent trust to purchase common shares of the Company on the open-market to satisfy performance share unit obligations.  The trust is considered to be a variable interest entity and is consolidated in the Company’s financial statements with the value of the shares held in trust reported as a reduction to capital stock.

At December 31, 2006 the Company had 24,800 common shares held in trust for issuance upon exercise of PSU’s (2005 and 2004-nil).  Approximately 40,000 common shares are expected to be purchased by the trust in 2007 based on the estimated number of PSU’s that will be exercised.

10.

Selling, General and Administrative Expenses

Selling, general and administrative expenses include the following amounts:

For the years ended December 31	2006	2005	2004

Bad debt expense	713	459	244
Rental expense	4,923	4,050	3,746

11.

Discontinued Operations

On March 31, 2004, the Company sold its 50% interest in its small horsepower compression operations to its joint venture partner for cash proceeds of $961,000.  No gain or loss on disposition resulted from the transaction.  The proceeds from this transaction were used to reduce the Company’s bank operating loan.  The results of discontinued operations for the year ended December 31, 2004 were as follows:

Sales	444
Loss before interest and taxes	(49)
Interest expense	(14)
Income tax recovery	36
Loss for the year	(27)

Total assets	-
Total liabilities	-

12.

Acquisition

On February 1, 2006, the Company purchased the outstanding shares of an agent that operated two of the Company's branch locations, for a net cash consideration of $2.263 million.  In addition to the cash consideration, a $300,000 contingent amount is payable on February 1, 2007 subject to the achievement of certain conditions.  The contingent amount will be accounted for as an addition to goodwill on payment.  The investment is accounted for using the purchase method whereby the net cash consideration is allocated to the net identifiable assets and the balance allocated to goodwill.  There were no intangible assets identified.  The results of operations have been included in these consolidated financial statements from the date of acquisition.  Details of the acquisition are as follows:

(in thousands of Canadian dollars)

Assets
Property and equipment	369
Goodwill	2,714
3,083

Assumed Liabilities
Long-term debt	817
Future tax liability	3
820

Net cash consideration	2,263

13.

Net Change in Non-cash Working Capital Balances Related to Operations

For the years ended December 31	2006	2005	2004
Accounts receivable	8,978	(29,935)	(20,730)
Inventories	(18,034)	(17,114)	(18,364)
Other current assets	33	(2,446)	335
Accounts payable	6,677	194	1,385
Accrued liabilities	(4,862)	9,218	11,623
Income taxes payable	(7,021)	4,766	1,519
	(14,229)	(35,317)	(24,232)

14.

Related Parties

During the year, the Company purchased inventory from Wilson, a wholly-owned subsidiary of its principal shareholder, who owned approximately 52% of the outstanding common shares as at December 31, 2006.  Included in inventory at December 31, 2006 is $3,767,000 (2005 – $3,166,000) of inventory purchased from Wilson.  Cost of sales includes $8,944,000 (2005 – $7,830,000; 2004 – $6,427,000) of inventory purchased from its principal shareholder.  Accounts payable and accrued liabilities include $1,076,000 (2005 – $1,083,000) owing to Wilson.  Transactions with related parties are in the normal course of business and are recorded at the exchange amount.  Accounts payable and accrued liabilities are non-interest bearing and are payable within commercial supplier payment terms.

15.

Commitments and Contingencies

a)

The Company leases certain office, warehouse and store facilities and automobiles under long-term operating leases.  Commitments for such non-cancellable operating leases for the next five years are as follows:

Year ending December 31,	2007	4,764
	2008	3,870
	2009	3,504
	2010	3,021
	2011	2,169
	Thereafter	6,045
		23,373

b)

As at December 31, 2006 the Company had not issued any letters of credit to procure inventory, in the normal course of business (2005 - $229,000).

c)

The Company is involved in various lawsuits, the losses from which, if any, are not anticipated to be material to the financial statements.

d)

A contingent amount of $300,000 is payable on February 1, 2007, subject to the achievement of certain conditions relating to the acquisition made in the period (see note 12).

16.

Financial Instruments

The Company’s financial instruments recognized in the Balance Sheets consist of cash, accounts receivable, bank overdraft, accounts payable, accrued liabilities, bank operating loan, long-term debt and obligations under capital lease.  The fair values of these recognized financial instruments, excluding the bank operating loan, obligations under capital lease and long-term debt, approximate their carrying amounts due to the short-term maturity of these instruments.  At December 31, 2006 the fair value of the bank operating loan, long-term debt and obligations under capital lease approximated their carrying values since the cost of the Company’s borrowing approximated the current market rate of such borrowings.

The Company is exposed to market risks from changes in the Canadian prime interest rate and foreign exchange rates with respect to the Canadian dollar and the U.S. dollar.  From time to time the Company enters into foreign exchange forward contracts to fix the value of its liabilities and future commitments.  No contracts were outstanding as of December 31, 2006.  The Company has, in the past, entered into interest rate contracts to hedge its interest rate risk associated with the bank operating loan.  No contracts were outstanding as of December 31, 2006.

17.

Economic Dependency

In respect of the Company’s sales, 11% (2005 – 11%; 2004 – 12%) is derived from sales to one customer.

In respect of the Company’s suppliers, 30% of the Company’s sales are derived from product purchased from two suppliers.  20% of the Company sales in 2005 and 22% of the Company sales in 2004 were derived from the purchase of products from one supplier.

18.

Defined Contribution Pension Plan

The Company has a defined contribution pension plan for eligible employees and contributes amounts based on employee salaries to a maximum of 6% (6% in 2005; 5% in 2004) and the amount deductible under the Income Tax Act, to the individuals’ registered retirement savings plans.  Contributions in respect of this plan incurred and paid during the year were $673,000 (2005 – $557,000; 2004 – $322,000).

19.

Segment Reporting

The Company operates as one operating segment in one geographical location.

20.

Reconciliation of Canadian and United States Generally Accepted Accounting Principles (GAAP)

These consolidated financial statements have been prepared in accordance with Canadian GAAP.  The Company’s accounting policies are consistent with U.S. GAAP with the following exceptions:

a)

Statement of Operations

For the years ended December 31	2006	2005	2004
Net income for the year under Canadian GAAP	22,939	18,864	6,115
Share based compensation expense (b)(iii)	(196)	-	-
Net income for the year under U.S. GAAP	22,743	18,864	6,115

Net income per share under US GAAP
Basic	1.26	1.09	0.36
Diluted	1.21	1.01	0.35

b)

Statements of Changes in Shareholders’ Equity

As at December 31	2006	2005	2004
Shareholders* equity under Canadian GAAP	102,475	75,932	54,066
Restructuring provision adjustment (i)	(324)	(324)	(324)
Benefit of deferred tax assets applied to goodwill (ii)	(1,058)	(1,058)	(1,058)
Shareholders* equity under U.S. GAAP	101,093	74,550	52,684

i)

The restructuring provision adjustment relates to a 1995 transaction where $379,386 in restructuring expenditures were recorded in the purchase equation as goodwill under Canadian GAAP but were recorded in the statement of operations for U.S. GAAP.

ii)

In 1996, the Company realized the benefit of certain deferred tax assets on which a 100% valuation provision had been recorded in 1995.  This benefit was recorded as a reduction of goodwill for U.S. GAAP.

iii)

Under Canadian GAAP, it is permissible to use the intrinsic method to account for stock options issued prior to January 1, 2003.  As a result, no compensation expense was recorded in the statement of operations for stock options issued prior to January 1, 2003.  Under the modified prospective application of U.S. GAAP, compensation expense must be recognized in the current year earnings for all stock options issued and the restatement of prior year earnings is not required.  The fair value of the stock options issued prior to January 1, 2003 was calculated using the Black-Scholes options-pricing model.  As at December 31, 2006 all stock options issued prior to January 1, 2003 were fully vested and recognized under the modified prospective application of U.S. GAAP.

c)

Balance Sheets

The following table indicates the restated amounts for the items in the Balance Sheets of the company that would be affected had the consolidated financial statements been prepared in accordance with U.S. GAAP.

As at December 31	2006	2005

Goodwill (b)(i) and (b)(ii)	9,097	6,383
Contributed surplus (b)(iii)	16,409	14,281
Retained earnings (b)(i), (b)(ii) and (b)(iii)	61,098	38,355

d)

Statements Of Cash Flows

Under U.S. GAAP, the disclosure of total cash flows from operating activities prior to changes in non-cash working capital balances related to operations is not permitted.

e)

Recent Accounting Pronouncements

Under the Securities and Exchange Commission’s (SEC) Staff Accounting Bulletin No. 74 (SAB 74), the Company is required to disclose certain information related to recently issued accounting standards.  SAB 74 requires that when a new accounting standard has been issued but has not yet been adopted, the registrant should discuss the effect that the new standard will have on the registrant’s financial statements when adopted.  The SAB 74 disclosure requirement applies not only to the U. S. GAAP information presented by foreign registrants, but also to the GAAP used to prepare the primary financial statements included in SEC filings.

US GAAP pronouncements

(i)

FIN48 – Accounting for uncertainty in income taxes

This pronouncement prescribes a recognition and measurement model for tax positions taken or expected to be taken in a tax return and provides guidance on de-recognition classification, interest & penalties, accounting in interim periods, disclosure and transition.  This is effective for fiscal years beginning after December 15, 2006.  Adoption of this pronouncement is not expected to have a material impact on the Company’s financial statements.

Canadian GAAP pronouncements

(i)

CICA 3855 – Financial Instruments – recognition and measurement

This new CICA section addresses the recognition and measurement of financial instruments at fair market value whereby financial assets and financial liabilities are accounted for at fair value when an entity becomes a party to the contractual provisions of the financial instrument.  This section applies to fiscal years starting on or after October 1, 2006.  Adoption of this section is not expected to have a material impact on the Company’s financial statements.

(ii)

CICA 3861 – Financial Instruments – disclosure and presentation

This section replaces old CICA Section 3860 and it applies to interim and annual financial statements for fiscal years beginning on or after October 1, 2006.  CICA 3861 revises the requirements for accounting policy disclosures, and specifies new requirements for disclosures about fair value.  Adoption of this pronouncement is not expected to have a material impact on the Company’s financial statements.

(iii)

CICA 1530 – Comprehensive income – reporting and presentation

This new section establishes the standards for the reporting and presentation of the components of comprehensive income which include unrealized gain and losses arising from the translation of the financial statements of self-sustaining foreign operations, changes in the fair values of available-for-sale financial assets and changes in the fair values of effective cash flow hedging instruments.  This section is effective for fiscal years beginning on or after October 1, 2006.  The adoption of this pronouncement is not expected to have a material effect on the Company’s financial statements.

Five Years of Financial Data

(in millions of Cdn dollars, except statistics and per share amounts)

	2006	2005	2004	2003	2002
Sales	555.2	484.2	339.7	257.9	255.7
Gross Profit	103.5	91.3	60.2	43.6	35.0
% of Sales	18.6%	18.9%	17.8%	16.9%	13.7%
Other Expenses (Income)
Selling, General & Administrative	63.3	55.3	44.3	36.4	33.5
Amortization	2.8	4.4	4.3	4.1	3.9
Interest expense	2.7	1.9	1.5	1.0	0.9
Other	0.1	0.0	0.0	(0.7)	(0.2)
Total Other Expenses (Income)	68.9	61.6	50.1	40.8	38.1
Income/(loss) before income taxes	34.6	29.7	10.1	2.8	(3.1)
Income tax expense (recovery)	11.7	10.8	4.0	1.5	(1.1)
Income (loss) from Continuing Operations	22.9	18.9	6.1	1.3	(2.0)
Loss from Discontinued Operations	–	–	(0.0)	(0.9)	(0.5)
Net income/(loss)	22.9	18.9	6.1	0.4	(2.5)
% of Sales	4.1%	3.9%	1.8%	0.2%	(1.0%)
Earnings per share
Basic	1.27	1.09	0.36	0.02	(0.15)
Diluted	1.22	1.01	0.35	0.02	(0.15)
EBITDA(1)	40.1	36.0	15.9	7.9	1.7
% of Sales	7.2%	7.4%	4.7%	3.1%	0.7%

Net income (loss), total assets and shareholders’ equity as determined in accordance with Canadian GAAP differ from those determined in accordance with U.S. GAAP. For a discussion of the principle differences between the Company’s financial results as calculated under U.S. GAAP, see Note 20 to the Company’s Financial Statements.

(1) EBITDA represents net income before interest, taxes, depreciation and amortization. EBITDA is a supplemental non-GAAP financial measure used by management, as well as industry analysts, to evaluate operations. Management believes that EBITDA, as presented, represents a useful means of assessing the performance of the Company’s ongoing operating activities, as it reflects the Company’s earnings trends without showing the impact of certain charges. The Company is also presenting EBITDA, incremental flow through to EBITDA and EBITDA as a percentage of sales because it is used by management as a supplemental measure of profitability. The use of EBITDA by the Company has certain material limitations because it excludes the recurring expenditures of interest, income tax, and amortization expenses. Interest expense is a necessary component of the Company’s expenses because the Company borrows money to finance its working capital and capital expenditures. Income tax expense is a necessary component of the Company’s expenses because the Company is required to pay cash income taxes. Amortization expense is a necessary component of the Company’s expenses because the Company uses property and equipment to generate sales. Management compensates for these limitations to the use of EBITDA by using EBITDA as only a supplementary measure of profitability. EBITDA is not used by management as an alternative to net income as an indicator of the Company’s operating performance, as an alternative to any other measure of performance in conformity with generally accepted accounting principles or as an alternative to cash flow from operating activities as a measure of liquidity. Not all companies calculate EBITDA in the same manner and EBITDA does not have a standardized meaning prescribed by GAAP. Accordingly, EBITDA, as the term is used herein, is unlikely to be comparable to EBITDA as reported by other entities.

Five Years of Financial Data

(in millions of Cdn dollars, except statistics and per share amounts)

	2006	2005	2004	2003	2002
Total Assets	205.4	192.5	145.5	117.6	99.5
Total Financed Debt (2)	28.5	29.7	27.0	23.9	22.1
Total Capitalization (Average)
Average Financed Debt	43.3	35.0	28.1	19.7	21.9
% to Total Capitalization	32.2%	35.2%	35.8%	29.6%	31.2%
Average Equity	91.2	64.5	50.5	46.9	48.4
% to Total Capitalization	67.8%	64.8%	64.2%	70.4%	68.8%
Total Capitalization	134.5	99.5	78.6	66.6	70.3
Current Assets % of Total Assets (Average)
Average Current Assets	194.3	155.9	112.6	85.0	86.0
Average Total Assets	210.2	168.9	127.8	103.2	107.4
%	92.4%	92.3%	88.1%	82.4%	80.1%
Days Sales Outstanding (DSO) (3)
Average Accounts Receivable - Trade	96.3	75.5	52.3	39.3	38.1
DSO - Days	59.1	53.4	52.7	51.8	49.8
Bad Debt % to Accounts Receivable
Bad Debt	0.7	0.4	0.2	0.3	0.7
Average Accounts Receivable - Trade	96.3	75.5	52.3	39.3	38.1
%	0.7%	0.5%	0.4%	0.8%	1.8%
Inventory Turns (4)
Average Inventory	91.5	73.6	56.5	42.9	45.6
Inventory Turns	5.0	5.3	4.9	5.0	4.9
Inventory Writeoff % (5)
Inventory Writeoffs	0.3	0.3	1.5	1.5	1.2
Average Inventory	91.5	73.6	56.5	42.9	45.6
%	0.3%	0.4%	2.7%	3.5%	2.6%
ROI (after tax) = Return on Investment (6)
Interest after tax	1.8	1.2	0.9	0.8	0.7
ROI (after tax)	18.4%	20.2%	8.9%	1.8%	(2.6%)
ROE (after tax) = Return on Equity (7)	25.1%	29.3%	12.0%	0.9%	(5.2%)

(2)	Bank operating loan + Long-term debt + Obligations under capital lease

(3)	(Average A/R/Sales)*365 days

(4)	Cost of Sales /Average Inventory

(5)	Inventory Writeoffs/Average Inventory

(6)	Net Income + Interest After Tax Average (Equity + Financed Debt)

(7)	Net Income/Average Equity

Quarterly Financial Data  (unaudited)

(in millions of Cdn dollars, except statistics and per share amounts)

	Q1	Q2	Q3	Q4	2006
Sales	177.0	115.9	131.7	130.6	555.2
Gross Profit	32.2	22.5	23.7	25.1	103.5
% of Sales	18.2%	19.4%	18.0%	19.2%	18.6%
Other Expenses (Income)
Selling, General & Administrative	17.2	15.5	15.3	15.3	63.3
Amortization	0.7	0.7	0.6	0.8	2.8
Interest expense	0.7	0.7	0.7	0.6	2.7
Other	(0.1)	0.0	0.0	0.2	0.1
Total Other Expenses (Income)	18.5	16.9	16.6	16.9	68.9
Income before income taxes	13.7	5.6	7.1	8.2	34.6
Income tax expense	4.8	1.7	2.4	2.8	11.7
Net income	8.9	3.9	4.7	5.4	22.9
% of Sales	5.0%	3.4%	3.6%	4.2%	4.1%
Earnings per share
Basic	0.50	0.21	0.26	0.30	1.27
Diluted	0.47	0.21	0.25	0.29	1.22
EBITDA (1)	15.1	7.0	8.4	9.6	40.1
% of Sales	8.5%	6.1%	6.4%	7.3%	7.2%

Net income (loss), total assets and shareholders’ equity as determined in accordance with Canadian GAAP differ from those determined in accordance with U.S. GAAP. For a discussion of the principle differences between the Company’s financial results as calculated under U.S. GAAP, see Note 20 to the Company’s Financial Statements.

(1) EBITDA represents net income before interest, taxes, depreciation and amortization. EBITDA is a supplemental non-GAAP financial measure used by management, as well as industry analysts, to evaluate operations. Management believes that EBITDA, as presented, represents a useful means of assessing the performance of the Company’s ongoing operating activities, as it reflects the Company’s earnings trends without showing the impact of certain charges. The Company is also presenting EBITDA, incremental flow through to EBITDA and EBITDA as a percentage of sales because it is used by management as a supplemental measure of profitability. The use of EBITDA by the Company has certain material limitations because it excludes the recurring expenditures of interest, income tax, and amortization expenses. Interest expense is a necessary component of the Company’s expenses because the Company borrows money to finance its working capital and capital expenditures. Income tax expense is a necessary component of the Company’s expenses because the Company is required to pay cash income taxes. Amortization expense is a necessary component of the Company’s expenses because the Company uses property and equipment to generate sales. Management compensates for these limitations to the use of EBITDA by using EBITDA as only a supplementary measure of profitability. EBITDA is not used by management as an alternative to net income as an indicator of the Company’s operating performance, as an alternative to any other measure of performance in conformity with generally accepted accounting principles or as an alternative to cash flow from operating activities as a measure of liquidity. Not all companies calculate EBITDA in the same manner and EBITDA does not have a standardized meaning prescribed by GAAP. Accordingly, EBITDA, as the term is used herein, is unlikely to be comparable to EBITDA as reported by other entities.

Quarterly Financial Data  (unaudited)

(in millions of Cdn dollars, except statistics and per share amounts)

	Q1	Q2	Q3	Q4	2006
Total Assets	229.8	200.3	214.9	205.4	205.4
Total Financed Debt (2)	53.6	37.0	39.6	28.5	28.5
Total Capitalization (Average)
Average Financed Debt	50.7	43.0	42.2	37.2	43.3
% to Total Capitalization	38.3%	32.8%	31.0%	27.0%	32.2%
Average Equity	81.8	88.3	94.0	100.6	91.2
% to Total Capitalization	61.7%	67.2%	69.0%	73.0%	67.8%
Total Capitalization	132.5	131.3	136.2	137.8	134.5
Current Assets % of Total Assets (Average)
Average Current Assets	204.8	185.8	193.3	193.5	194.3
Average Total Assets	218.9	201.8	209.6	210.7	210.2
%	93.6%	92.1%	92.2%	91.8%	92.4%
Days Sales Outstanding (DSO) (3)
Average Accounts Receivable - Trade	114.9	90.6	91.5	88.1	96.3
DSO - Days	58.7	60.5	59.3	57.7	59.1
Bad Debt % to Accounts Receivable
Bad Debt	0.7	(0.0)	(0.1)	0.1	0.7
Average Accounts Receivable - Trade	114.9	90.6	91.5	88.1	96.3
%	0.6%	(0.0%)	(0.1%)	0.1%	0.7%
Inventory Turns (4)
Average Inventory	81.5	91.0	95.6	98.1	91.5
Inventory Turns	7.1	4.1	4.5	4.3	5.0
Inventory Writeoff % (5)
Inventory Writeoffs	0.2	(0.1)	0.1	0.1	0.3
Average Inventory	81.5	91.0	95.6	98.1	91.5
%	0.2%	(0.1%)	0.1%	0.1%	0.3%
ROI (after tax) = Return on Investment (6)
Interest after tax	0.5	0.5	0.4	0.4	1.8
ROI (after tax)	28.3%	13.3%	14.9%	16.8%	18.4%
ROE (after tax) = Return on Equity (7)	43.4%	17.6%	19.9%	21.9%	25.1%

(2)	Bank operating loan + Long-term debt + Obligations under capital lease

(3)	(Average A/R/Sales)*365 days

(4)	Cost of Sales /Average Inventory

(5)	Inventory Writeoffs/Average Inventory

(6)	Net Income + Interest After Tax Average (Equity + Financed Debt)

(7)	Net Income/Average Equity

Board of Directors

MICHAEL S. WEST

Mr. West is Chairman, President and Chief Executive Officer of CE Franklin Ltd. He was appointed President and Chief Executive Officer and to CE Franklin’s Board of Directors in January 2002 and was appointed Chairman in December 2003. Mr. West has held executive positions in the oilfield supply and distribution business for 10 years. Prior to joining the oil and gas sector in 1996, he worked for 11 years in various capacities in the automotive aftermarkets industry.

DAVID A. DYCK

Mr. Dyck was appointed to the Board in May 2004. Mr. Dyck, a resident of Calgary, Alberta, is the Senior Vice President, Finance and Chief Financial Officer of Western Oil Sands Inc. Prior to joining Western Oil Sands in April 2000, Mr. Dyck spent 12 years with Summit Resources Limited where he served in successively senior roles, finally as Senior Vice President Finance & Administration and Chief Financial Officer. He is a member of the Alberta and Canadian Institutes of Chartered Accountants, the Financial Executives Institute, and is a mentor with The Haskayne School of Business in Calgary.

MICHAEL J.C. HOGAN

Mr. Hogan, a Professional Engineer, was appointed to the Board in May 2006. A 28 year veteran of the electric power industry, Mr. Hogan is President and Chief Executive Officer of Enact Power Ltd., providing business development support to companies pursuing major electric power investments in Canada and internationally. From 1995 to 1998, Mr. Hogan was President and Chief Executive Officer of SaskPower Commercial Inc., the international development arm of SaskPower. Mr. Hogan is also Chairman of the L’Arche Calgary Board of Directors, an organization that provides homes and meaningful work for the mentally disabled. He is a member of the Institute of Corporate Directors.

JOHN J. KENNEDY

Mr. Kennedy was appointed to the Board of Directors of CE Franklin in May 1999. He is currently President and Chief Executive Officer of Wilson International, the distribution unit of Smith International, Inc. Previously, Mr. Kennedy was Senior Vice President and Chief Financial Officer of Smith. Mr. Kennedy has worked in the energy industry for over 27 years in various executive and management positions. Mr. Kennedy is a member of several professional bodies in the United Kingdom and United States and is a member of the Advisory Board to the Industrial Distribution Program at Texas A&M University.

ROBERT MCCLINTON

Mr. McClinton was elected to the Board in May 2006. Mr. McClinton, a resident of Calgary, Alberta, was a major shareholder and President of BMP Energy Systems from 1992 to 2005, when the company was sold to a public company. During the ten years prior to joining BMP, Mr. McClinton served as a director and senior financial officer of Canadian Turbo Inc. Mr. McClinton began his career in 1969 with Deloitte & Touche in Northern Ireland, where he obtained his Chartered Accountant designation before immigrating to Canada in 1974. He is a member of the Alberta and Canadian Institutes of Chartered Accountants, Financial Executives International and the Board of Calgary HandiBus Association.

DOUGLAS L. ROCK

Mr. Rock has been a Director of CE Franklin since 1999. He began his career with Smith International, Inc. in 1974 and since then has held numerous positions. He has been Chairman and Chief Executive Officer of Smith since 1991.

VICTOR J. STOBBE

Mr. Stobbe has been a Director of CE Franklin since May 2003. Mr. Stobbe is the Vice President, Corporate Affairs, formerly Chief Financial Officer of Wave Energy Ltd., a private oil and gas company, and a Director of Trican Well Service Ltd. where he serves as Chairman of the Audit Committee. Formerly he was President of American Leduc Petroleums Ltd. from October 1997 to October 2003. Mr. Stobbe, a chartered accountant, has served as a senior officer and/or a director of a number of public companies.

Leadership Team

MICHAEL S. WEST

Mr. West is Chairman, President and Chief Executive Officer of CE Franklin Ltd. He was appointed President and Chief Executive Officer and to CE Franklin’s Board of Directors in January 2002 and was appointed Chairman in December 2003. Mr. West has held executive positions in the oilfield supply and distribution business for 10 years. Prior to joining the oil and gas sector in 1996, he worked for 11 years in various capacities in the automotive aftermarkets industry.

JAMES E. BAUMGARTNER

Mr. Baumgartner is Vice President, Commercial Strategies and has been with the Company since 2001. Prior to joining CE Franklin Mr. Baumgartner was the General Manager for a competitor in the oilfield and industrial project supply distribution business. He has over 25 years experience in distribution of pipe, valves and fittings to the energy industry in Canada as well as internationally.

MAURICE (RON) BROWN

Mr. Brown is Vice President, Sales. He joined the Company in 2002 bringing with him over 22 years of experience in the oilfield distribution business. Prior to joining CE Franklin Mr. Brown worked with Nutron/Flow Control as the Vice President and General Manager. Mr. Brown also served with the RCMP in British Columbia for eight years.

BRENT W. GREENWOOD

Mr. Greenwood is Vice President, Marketing and Supply. He started his career with Franklin Supply in 1980 and has held various positions with the Company over the past 25 years. Mr. Greenwood graduated from the University of Saskatchewan with a Masters of Arts in History and from the University of Calgary in 1999 with a Masters of Business Administration (MBA).

RONALD L. KOPER

Mr. Koper is Vice President, Business Effectiveness and joined the Company in 2000. He has worked with a variety of large and mid-sized corporations in the human resources and organizational development profession. Mr. Koper graduated from the University of Calgary in 1984 with a Bachelor of Commerce degree.

TIMOTHY M. RITCHIE

Mr. Ritchie is Vice President, Strategic Initiatives. He began his career with Franklin Supply in the field over 13 years ago and has progressively taken on roles that are more senior for the Company. Mr. Ritchie graduated from the University of Lethbridge with a Bachelor of Arts in 1993 and in 2000 earned his Masters of Business Administration from the University of Calgary.

RODERICK H. TATHAM

Mr. Tatham is Vice President, Operations.He is responsible and accountable for the redesign and implementation of all business processes related to customer service and operational performance. Prior to joining CE Franklin in May 2002, he worked in various capacities as Manager of Business Process & Quality, Branch Manager, Quality Assurance Manager and Materials Coordinator.

Corporate Information

DIRECTORS

David A. Dyck (1) (2) (3)
Western Oil Sands Inc.

Michael J.C. Hogan (1) (4)
Director

John J. Kennedy (4)
Wilson International

Robert McClinton (1) (3) (4)
Director

Douglas L. Rock (1) (2)
Smith International, Inc.

Victor J. Stobbe (2) (3)
Wave Energy Ltd.

Michael S. West
Chairman, President and Chief Executive Officer

(1) Member of the Corporate Governance and Nominating Committee
(2) Member of the Compensation Committee
(3) Member of the Audit Committee
(4) Member of the Environment, Health and Safety Committee

LEADERSHIP TEAM

James E. Baumgartner
Vice President, Commercial Strategies

Maurice (Ron) Brown
Vice President, Sales

Brent W. Greenwood
Vice President, Marketing and Supply

Ronald L. Koper
Vice President, Business Effectiveness

Timothy M. Ritchie
Vice President, Strategic Initiatives

Roderick H. Tatham
Vice President, Operations

Michael S. West
Chairman, President and Chief Executive Officer

HEAD OFFICE

1900, 300 - 5th Avenue S.W.
Calgary, Alberta, Canada T2P 3C4
tel.: (403) 531-5600
toll free: (800) 345-2858
www.cefranklin.com

AUDITORS

PricewaterhouseCoopers LLP
Calgary, Alberta

LEGAL COUNSEL

Canada – Macleod Dixon LLP
Calgary, Alberta
U.S. – Paul, Weiss, Rifkind,
Wharton & Garrison LLP
New York, New York

BANKERS

Canadian Imperial Bank of Commerce
Calgary, Alberta

STOCK EXCHANGE LISTINGS

CE Franklin is listed on the American Stock Exchange, under the trading symbol CFK and the Toronto Stock Exchange, under the trading symbol CFT.

TRANSFER AGENT

Computershare Trust Company of Canada
600, 530 – 8th Avenue S.W.,
Calgary, Alberta, T2P 3S8
Computershare Trust Company of New York New York,
New York

SHAREHOLDER INQUIRIES

Computershare Trust Company of Canada
600, 530 – 8th Avenue S.W.,
Calgary, Alberta, T2P 3S8
1-800-332-0095

INVESTOR RELATIONS

Investors seeking information about CE Franklin, including copies of our annual and interim reports or recent news releases contact:

INVESTOR RELATIONS

Cheryl Bourget
tel.: (403) 531-5604
toll free: (800) 345-2858
email: investor@cefranklin.com

Our Mission

CE Franklin will be the market leader in the supply of products, services and solutions to the energy industry.

We will achieve leadership by delivering superior customer service through our people, our performance and our partnerships.

Our Operating Values

INTEGRITY
We adhere to the highest ethical standards.

CREDIBILITY
We say what we mean and do what we say.

PERFORMANCE
We are committed to excellence in everything we do; we strive for continuous improvement; we are passionate about exceeding expectations.

TEAMWORK
We achieve success by working as a team.

SERVICE ETHIC
We are driven by the needs of our customers, both external and internal; they are met by interested, competent, passionate individuals. Our success depends upon that of our customers.

TRUST
We trust, respect and support each other and we strive to earn the trust of our colleagues and partners.

RESPONSIBILITY
We take responsibility as individuals and as teams for our actions and we hold ourselves accountable.

COMMUNITY
We belong and contribute to the communities that we operate within through our actions and commitment to safety, our environmental responsibility and our personal involvement.

"SHARED SUCCESS"

CE FRANKLIN LTD. 2006 ANNUAL REPORT

printed in Canada